Subject to Completion, dated December 31, 2014

PROSPECTUS



Columbia Pipeline Partners

Columbia Pipeline Partners LP

40,000,000 Common Units
Representing Limited Partner Interests

This is the initial public offering of common units representing limited partner interests of Columbia Pipeline Partners LP. We were formed by NiSource Inc. and, prior to this offering, there has been no public market for our common units. We are offering common units in this offering. We currently expect the initial public offering price to be between $19.00 and $21.00 per common unit. We have applied to list our common units on the New York Stock Exchange under the symbol "CPPL."

Investing in our common units involves risks. Please read "Risk Factors" beginning on page 26.

These risks include the following:

- We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.
- On a pro forma basis we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all units for the year ended December 31, 2013 and for the twelve-month period ended September 30, 2014, with shortfalls on our subordinated units of $11.9 million for the year ended December 31, 2013 and $7.1 million for the twelve-month period ended September 30, 2014.
- CPG OpCo LP ("Columbia OpCo"), a partnership between Columbia Energy Group ("CEG") and us, will be a restricted subsidiary and a guarantor under the credit facility of Columbia Pipeline Group, Inc. ("HoldCo") and, if requested by HoldCo, will guarantee future HoldCo indebtedness. Such indebtedness could limit Columbia OpCo's ability to take certain actions, including incurring indebtedness, making acquisitions and capital expenditures and making distributions to us, which could adversely affect our business, financial condition, results of operations, ability to make distributions to unitholders and value of our common units.
- Our sponsor owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including our sponsor, have limited duties and may have conflicts of interest with us, and they may favor their own interests to our detriment and that of our unitholders.
- Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.
- Unitholders will experience immediate and substantial dilution of $12.84 per common unit.
- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.
- Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, or we become subject to entity-level taxation for state tax purposes, our cash available for distribution to you would be substantially reduced.
- Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

In order to comply with applicable Federal Energy Regulatory Commission (the "FERC") rate-making policies, we require an owner of our common units to be an Eligible Holder. Eligible Holders are limited partners or types of limited partners whose, or whose owners', U.S. federal income tax status does not, in the determination of our general partner, create or is not reasonably likely to create substantial risk of an adverse effect on the rates that can be charged by us on assets that are subject to regulation by FERC or a similar regulatory body, as determined by our general partner with the advice of counsel. If you are not an Eligible Holder, you will not be entitled to receive distributions or allocations of income or loss on your common units and your common units will be subject to redemption.

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Columbia Pipeline Partners LP (before expenses)	$	$

(1) Excludes an aggregate structuring fee payable to Barclays Capital Inc. and Citigroup Global Markets Inc. that is equal to 0.5% of the gross proceeds of this offering, or approximately $. Please read "Underwriting." The structuring fee will be paid to Barclays Capital Inc. and Citigroup Global Markets Inc. from the gross proceeds of this offering. Please read "Use of Proceeds."

The underwriters may purchase up to an additional 6,000,000 common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about , 2015 through the book-entry facilities of The Depository Trust Company.

Joint Book-Runners

Barclays **Citigroup** **BofA Merrill Lynch**
Goldman, Sachs & Co. **J.P. Morgan** **Morgan Stanley** **Wells Fargo Securities**

Co-Managers

BNP PARIBAS Credit Suisse RBC Capital Markets Fifth Third Securities
KeyBanc Capital Markets MUFG Mizuho Securities Scotiabank / Howard Weil Huntington Investment Company

Prospectus dated , 2015

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements, before investing in our common units. The information presented in this prospectus assumes an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and, unless otherwise indicated, that the underwriters' option to purchase additional common units is not exercised. You should read "Risk Factors" for information about important risks that you should consider before buying our common units.

Unless the context otherwise requires, references in this prospectus to "Columbia Pipeline Partners," "we," "our," "us" and the "Partnership" refer to Columbia Pipeline Partners LP and its subsidiaries, including CPG OpCo LP, or "Columbia OpCo," which is a newly created limited partnership formed to own all of our assets. All references in this prospectus to the "Predecessor," "our predecessor," "we," "our," "us" or like terms when used in a historical context refer to the accounting predecessor to Columbia Pipeline Partners LP. The Predecessor is comprised of substantially all of the subsidiaries in NiSource's Columbia Pipeline Group Operations segment, including its equity method investments in Hardy Storage Company, LLC, Millennium Pipeline Company, L.L.C. and Pennant Midstream, LLC. References in this prospectus to "NiSource" refer to NiSource Inc., the ultimate parent of Columbia Pipeline Partners LP. References in this prospectus to "our general partner" refer to CPP GP LLC. References in this prospectus to "our sponsor" or "CEG" refer to Columbia Energy Group, a wholly owned subsidiary of NiSource, which historically owned substantially all of the natural gas transmission and storage assets of NiSource. References in this prospectus to "HoldCo" refer to Columbia Pipeline Group, Inc., a recently formed Delaware corporation, through which NiSource will hold its interest in us and our general partner.

On September 26, 2014, the NiSource board of directors approved in principle the spin-off of NiSource's natural gas pipeline and related businesses through a distribution to NiSource stockholders of all of the outstanding common stock of HoldCo. The spin-off is expected to take place in the second half of 2015, subject to satisfaction of various conditions. There is no assurance that the spin-off will in fact occur. In the event the spin-off does occur, HoldCo will continue to indirectly own our general partner and the limited partner interests in us that are not owned by the public. Even if the spin-off is not consummated, we expect our future involvement with NiSource will be principally conducted through CEG.

Columbia Pipeline Partners LP

Overview

We are a fee-based, growth-oriented Delaware limited partnership formed by NiSource to own, operate and develop a portfolio of pipelines, storage and related midstream assets. Our business and operations will be conducted through Columbia OpCo, a recently formed partnership between CEG and us. At the completion of this offering, our assets will consist of a 14.6% limited partner interest in Columbia OpCo, as well as the non-economic general partner interest in Columbia OpCo. Through our ownership of Columbia OpCo's general partner, we will control all of Columbia OpCo's assets and operations.

Columbia OpCo owns substantially all of the natural gas transmission and storage assets of CEG, including approximately 15,000 miles of strategically located interstate pipelines extending from New York to the Gulf of Mexico and one of the nation's largest underground natural gas storage systems, with approximately 300 MMDth of working gas capacity, as well as related gathering and processing assets. For the year ended December 31, 2013, 93% of Columbia OpCo's revenue, excluding revenues generated from cost recovery under certain regulatory tracker mechanisms, which we refer to as "tracker-related revenues," was generated under firm revenue contracts. As of December 31, 2013, these contracts had a weighted average remaining contract life of 5.2 years.

Following the completion of this offering, CEG will own our general partner, 8,251,748 of our common units, all of our subordinated units and our incentive distribution rights and 85.4% of the limited partner interests in Columbia OpCo. Given CEG's significant ownership interest in us following this offering, we believe CEG will be motivated to promote and support the successful execution of our business strategies, including the growth of our partnership; however, we can provide no assurances that we will benefit from our relationship with CEG. While our relationship with CEG and its subsidiaries is a significant strength, it is also a source of potential conflicts. Please read "Conflicts of Interest and Fiduciary Duties."

Spin-off

On September 26, 2014, the NiSource board of directors approved in principle the spin-off of NiSource's natural gas pipeline and related businesses through a distribution to NiSource stockholders of all of the outstanding common stock of HoldCo, which is expected to have an investment grade rating. The spin-off is expected to take place in the second half of 2015, subject to satisfaction of various conditions. There is no assurance that the spin-off will in fact occur or that HoldCo will receive an investment grade rating. In the event the spin-off does occur, HoldCo will continue to indirectly own our general partner, 85.4% of the limited partner interests in Columbia OpCo and the limited partner interests in us that are not owned by the public. Even if the spin-off is not consummated, we expect our future involvement with NiSource will be principally conducted through CEG, our sponsor. Successful completion of the spin-off could impact our business and operations in a number of positive ways, including increased focus of management and resources on our business and operations. However, the spin-off could adversely impact our business by reducing potential access to financial support from HoldCo and CEG or as a result of recruitment and retention employee issues, increased costs associated with HoldCo becoming a standalone public entity and potential limits on our business operations as a result of certain covenants we agree to make in our omnibus agreement in connection with the tax sharing agreement that HoldCo may enter into with NiSource in connection with the spin-off. Please read "Business — Spin-Off."

Risk Factors

An investment in our common units involves risks. You should carefully consider the risks described in "Risk Factors" and the other information in prospectus, before deciding whether to invest in our common units.

Risks Inherent in Our Business

- We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

- On a pro forma basis we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all units for the year ended December 31, 2013 and for the twelve-month period ended September 30, 2014, with shortfalls on our subordinated units of $11.9 million for the year ended December 31, 2013 and $7.1 million for the twelve-month period ended September 30, 2014.

- Columbia OpCo will be a restricted subsidiary and a guarantor under HoldCo's credit facility and, if requested by HoldCo, will guarantee future HoldCo indebtedness. Such indebtedness could limit Columbia OpCo's ability to take certain actions, including incurring indebtedness, making acquisitions and capital expenditures and making distributions to us, which could adversely affect our business, financial condition, results of operations, ability to make distributions to unitholders and value of our common units.

- Columbia OpCo will initially be party to a money pool agreement with NiSource Finance Corp. ("NiSource Finance"), which will provide Columbia OpCo with access to short-term borrowings to fund

- Unitholders will experience immediate and substantial dilution of $12.84 per common unit.

- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

- Unitholders may have liability to repay distributions that were wrongfully distributed to them.

- If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our units.

Tax Risk Factors to Common Unitholders

- Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service ("IRS") were to treat us as a corporation for federal income tax purposes, or we become subject to entity-level taxation for state tax purposes, our cash available for distribution to you would be substantially reduced.

- The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly applied on a retroactive basis.

- Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, CPP GP LLC, a wholly owned subsidiary of CEG. As a result of owning our general partner, our sponsor will have the right to appoint all of the members of the board of directors of our general partner, including at least three directors meeting the independence standards established by the New York Stock Exchange ("NYSE"). At least one of our independent directors will be appointed prior to the date our common units are listed for trading on the NYSE. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read "Management."

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner has a contractual duty to manage us in a manner that it believes is not adverse to our interest. However, the officers and directors of our general partner have fiduciary duties to manage our general partner in a manner beneficial to our sponsor, the owner of our general partner. As a result, conflicts of interest may arise in the future between us or our unitholders, on the one hand, and our sponsor and our general partner, on the other hand.

Our partnership agreement limits the liability of and replaces the fiduciary duties owed by our general partner to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might otherwise constitute a breach of fiduciary or other duties by our general partner or its directors or officers. Our partnership agreement permits the board of directors of our general partner to form a conflicts committee of independent directors and to submit to that committee matters that the board believes may involve conflicts of interest. Any matters approved by the conflicts committee will be conclusively deemed to be approved by us and all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and each unitholder is treated as having consented to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law.

For a more detailed description of the conflicts of interest and duties of our general partner and its directors and officers, please read "Conflicts of Interest and Fiduciary Duties." For a description of other relationships with our affiliates, please read "Certain Relationships and Related Party Transactions."

Principal Executive Offices

Our principal executive offices are located at 5151 San Felipe St., Suite 2500, Houston, Texas 77056, and our telephone number is 713-386-3701. Our website address will be *http://www.columbiapipelinepartners.com*. We intend to make our periodic reports and other information filed with or furnished to the U.S. Securities and Exchange Commission ("SEC"), available, free of charge, through our website, as soon as reasonably practicable after those reports and such other information is electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Formation Transactions and Partnership Structure

We are a Delaware limited partnership formed by NiSource to own and operate certain of the businesses that have historically been conducted by our sponsor.

At or prior to the closing of this offering:

- CEG, our sponsor, will assume the liability for approximately $1.2 billion of intercompany debt owed to NiSource Finance by certain subsidiaries in the Columbia Pipeline Group Operations segment, and NiSource Finance will novate the $1.2 billion of intercompany debt from the subsidiaries to CEG;

- CEG will contribute substantially all of the subsidiaries in the Columbia Pipeline Group Operations segment to Columbia OpCo;

- we will receive gross proceeds of $800.0 million from the issuance and sale of 40,000,000 common units at an assumed initial offering price of $20.00 per unit;

- CEG (which will own all of Columbia OpCo's limited partner interests) will contribute an approximate 8.6% limited partner interest in Columbia OpCo to us;

- in exchange for CEG's contribution, we will issue to CEG 8,251,748 common units, all 48,251,748 subordinated units, and all of our incentive distribution rights;

- we will use $45.0 million of the proceeds from this offering to pay the underwriting discount, structuring fee and estimated offering expenses;

- we will use $755.0 million of the proceeds from this offering to purchase from Columbia OpCo an additional approximate 6.0% limited partner interest in Columbia OpCo, resulting in us owning a 14.6% limited partner interest in Columbia OpCo;

- Columbia OpCo will use $500.0 million of the proceeds it receives from us to make a distribution to CEG as a reimbursement of preformation capital expenditures with respect to the assets contributed to Columbia OpCo and the remaining proceeds it receives from us to fund expansion capital expenditures;

- we have entered into a $500 million revolving credit facility, which will become effective at the closing of this offering and is guaranteed by NiSource, HoldCo, CEG, OpCo GP and Columbia OpCo. Following HoldCo's receipt of a rating by Moody's and S&P, NiSource will be released from its guarantee of our credit facility;

- Columbia OpCo and its subsidiaries will enter into an intercompany money pool agreement (the "money pool") initially with NiSource Finance and, following the spin-off, with HoldCo, under which (i) the participants may pool their funds for investments and short-term borrowings by any participant; and (ii) $750 million of borrowing capacity will be reserved for Columbia OpCo and its subsidiaries to fund expansion capital expenditures and working capital needs, with no amounts drawn at the closing of this offering; and

- we and Columbia OpCo will enter into an omnibus agreement and a service agreement with CEG and its affiliates.

We have granted the underwriters a 30-day option to purchase up to an aggregate of 6,000,000 additional common units. Any net proceeds received from the exercise of this option will be used to purchase an additional percentage limited partner interest in Columbia OpCo; Columbia OpCo will use such cash to fund expansion capital expenditures. The amount of the additional interest in Columbia OpCo purchased will depend on the number of common units issued pursuant to the exercise of such option, and will be calculated at approximately 0.15% purchased for each one million of additional common units purchased by the underwriters. If the underwriters exercise their option to purchase additional common units in full, we would purchase an additional 0.9% limited partner interest in Columbia OpCo.

Organizational Structure

The following is a simplified diagram of our ownership structure after giving effect to this offering and the related transactions.


NiSource Inc.
NYSE: NI
("NiSource")
100% Ownership Interest
Columbia Pipeline Group, Inc.
("HoldCo")
100% Ownership Interest
Columbia Energy Group
("CEG" or "Sponsor")
8,251,748 Common Units
48,251,748 Subordinated Units
Incentive Distribution Rights
100% Membership Interest
58.6 % Limited Partner Interest
CPP GP LLC
(the "General Partner")
Public Unitholders
40,000,000 Common Units
Non-Economic General Partner Interest
41.4 % Limited Partner Interest
Columbia Pipeline Partners LP
NYSE: CPPL
(the "Partnership")
100% Membership Interest
CPG OpCo GP LLC
("OpCo GP")
85.4% Limited Partner Interest
14.6% Limited Partner Interest
Non-Economic General Partner Interest
CPG OpCo LP
("Columbia OpCo")

	Units	%
Columbia Pipeline Partners		
Public Common Units	40,000,000	41.4%(1)
Interests of CEG:		
Common Units	8,251,748	8.6%(1)
Subordinated Units	48,251,748	50.0%
Non-Economic General Partner Interest	—	0.0%(2)
Incentive Distribution Rights	—	—(3)
Total	**96,503,496**	**100.0%**

The Offering

Common units offered to the public. . . . . 40,000,000 common units.

46,000,000 common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering . . . . 48,251,748 common units and 48,251,748 subordinated units, each representing an aggregate 50.0% limited partner interest in us (54,251,748 common units and 48,251,748 subordinated units if the underwriters exercise their option to purchase additional common units in full). In addition, our general partner will own a non-economic general partner interest in us.

Use of proceeds . . . . We intend to use the estimated net proceeds of approximately $755.0 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the $36.0 million underwriting discount, the structuring fee of $4.0 million paid to Barclays Capital Inc. and Citigroup Global Markets Inc., and $5.0 million in offering expenses, to purchase an approximate 6.0% limited partner interest in Columbia OpCo, and Columbia OpCo will use $500.0 million of these net proceeds to make a distribution to CEG as a reimbursement of preformation capital expenditures with respect to the assets contributed to Columbia OpCo. The remaining proceeds it receives from us will be used to fund expansion capital expenditures. The approximate 6.0% interest in Columbia OpCo purchased with the proceeds from this offering, when combined with an approximate 8.6% interest in Columbia OpCo contributed to us in connection with the formation transactions, will result in our ownership of a 14.6% limited partner interest in Columbia OpCo following the closing of the offering.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds will be approximately $114.0 million (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to purchase an additional percentage limited partner interest in Columbia OpCo and Columbia OpCo will use such cash to fund expansion capital expenditures. The amount of the additional interest in Columbia OpCo purchased will depend on the number of common units issued pursuant to the exercise of such option, and will be calculated at approximately 0.15% additional limited partner interest in Columbia OpCo purchased for each one million of additional common units purchased by the underwriters. If the underwriters exercise their option to purchase additional common units in full, we would purchase an additional 0.9% limited partner interest in Columbia OpCo and our total ownership interest in Columbia OpCo would be 15.5%. Please read "Use of Proceeds."

Cash distributions	Within 60 days after the end of each quarter, beginning with the quarter ending March 31, 2015 we expect to make a minimum quarterly distribution of $0.1625 per common unit and subordinated unit ($0.65 per common unit and subordinated unit on an annualized basis) to unitholders of record on the applicable record date. For the first quarter that we are publicly traded, we will pay a prorated distribution covering the period from the completion of this offering through March 31, 2015, based on the actual length of that period.

In connection with the closing of this offering, the board of directors of our general partner will adopt a policy pursuant to which distributions for each quarter will be paid to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail in "Cash Distribution Policy and Restrictions on Distributions."

Our partnership agreement generally provides that we will distribute cash each quarter during the subordination period in the following manner:

- *first*, to the holders of common units, until each common unit has received the minimum quarterly distribution of $0.1625, plus any arrearages from prior quarters;

- *second*, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $0.1625 ; and

- *third*, to the holders of common and subordinated units, pro rata, until each unit has received a distribution of $0.186875.

If cash distributions to our unitholders exceed $0.186875 per common unit and subordinated unit in any quarter, our unitholders and CEG, as the holder of our IDRs, will receive distributions according to the following percentage allocations:

	Marginal Percentage Interest in Distributions	
Total Quarterly Distribution Target Amount	**Unitholders**	**CEG (as holder of IDRs)**
above $0.186875 up to $0.203125	85.0%	15.0%
above $0.203125 up to $0.243750	75.0%	25.0%
above $0.243750	50.0%	50.0%

We refer to the additional increasing distributions to our general partner as "incentive distributions." Please read "How We Make Distributions to Our Partners—Incentive Distribution Rights."

On a pro forma basis, assuming we had completed this offering and the related formation transactions on January 1, 2013, our cash available for distribution for the twelve months ended September 30, 2014 and the year ended December 31, 2013 was approximately $55.6 million and $50.8 million, respectively. The amount of cash we will need to pay the minimum quarterly distribution for four quarters on our common units and subordinated units to be outstanding immediately after this offering will be approximately $62.7 million (or an average of approximately $15.7 million per quarter). As a result, we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all units for the year ended December 31, 2013 and for the twelve-month period ended September 30, 2014, with shortfalls on our subordinated units of $11.9 million for the year ended December 31, 2013 and $7.1 million for the twelve-month period ended September 30, 2014. Please read "Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013 and Twelve Months Ended September 30, 2014."

We believe, based on our financial forecast and related assumptions included in "Cash Distribution Policy and Restrictions on Distributions," that we will have sufficient cash available for distribution to make cash distributions for the twelve months ending December 31, 2015, at the minimum quarterly distribution rate of $0.1625 per unit per quarter ($0.65 per unit on an annualized basis) on all common units and subordinated units outstanding immediately after the closing of this offering. However, our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast. In addition, we do not have a legal or contractual obligation to pay quarterly distributions at the minimum quarterly distribution rate or at any other rate and there is no guarantee that we will pay distributions to our unitholders in any quarter. Please read "Cash Distribution Policy and Restrictions on Distributions."

Subordinated units. . . . . Our sponsor will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units. . . . . . . The subordination period will end on the first business day after we have earned and paid an aggregate amount of at least $0.65 (the minimum quarterly distribution on an annualized basis) multiplied by the total number of outstanding common and subordinated units for each of three consecutive, non-overlapping four-quarter periods ending on or after March 31, 2018 and there are no outstanding arrearages on our common units.

Notwithstanding the foregoing, the subordination period will end on the first business day after we have paid an aggregate amount of at least $0.975 (150.0% of the minimum quarterly distribution on an annualized basis) multiplied by the total number of outstanding common and subordinated units and we have earned that amount plus the related distribution on the IDRs, for any four-quarter period ending on or after March 31, 2016 and there are no outstanding arrearages on our common units.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units will thereafter no longer be entitled to arrearages.

CEG's right to reset the target distribution levels . . . .   CEG, as the initial holder of our IDRs, will have the right, at any time when there are no subordinated units outstanding and we have made distributions at or above 150.0% of the minimum quarterly distribution for the prior four consecutive whole fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. If CEG transfers all or a portion of our IDRs in the future, then the holder or holders of a majority of our IDRs will be entitled to exercise this right. Following a reset election, the minimum quarterly distribution will be adjusted to equal the distribution for the quarter immediately preceding the reset, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution as the initial target distribution levels were above the minimum quarterly distribution.

If the target distribution levels are reset, the holders of our IDRs will be entitled to receive common units. The number of common units to be issued will equal the number of common units that would have entitled the holders of our IDRs to an aggregate quarterly cash distribution for the quarter prior to the reset election equal to the distribution on the IDRs for the quarter prior to the reset election. Please read "How We Make Distributions to Our Partners—IDR Holders' Right to Reset Incentive Distribution Levels."

Issuance of additional units . . . .   Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read "Units Eligible for Future Sale" and "The Partnership Agreement—Issuance of Additional Interests."

Limited voting rights . . . .   Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon completion of this offering, our sponsor will own an aggregate of 58.6% of our outstanding units (or 55.1% of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). This will give our sponsor the ability to prevent the removal of our general partner. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. This will provide our sponsor the ability to prevent the removal of our general partner. Please read "The Partnership Agreement—Voting Rights."

Limited call right . . . .   If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read "The Partnership Agreement—Limited Call Right."

Eligible Holders and redemption . . . .   Only Eligible Holders are entitled to own our units and to receive distributions or be allocated income or loss from us. Eligible Holders are limited partners whose, or whose owners', federal income tax status does not have or is not reasonably likely to have a material adverse effect on the rates that can be charged by us on assets that are subject to regulation by FERC or a similar regulatory body, as determined by our general partner with the advice of counsel.

We have the right (which we may assign to any of our affiliates), but not the obligation, to redeem all of the common units of any holder that is an Ineligible Holder or that has failed to certify or has falsely certified that such holder is an Eligible Holder. The purchase price for such redemption would be equal to the lesser of the holder's purchase price and the then-current market price of the units. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner.

Please read "Description of the Common Units—Transfer of Common Units" and "The Partnership Agreement—Non-Taxpaying Holders; Redemption."

Estimated ratio of taxable income to
   distributions . . . .   We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2017 you will be allocated, on a cumulative basis, an

amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $0.65 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.13 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership" for the basis of this estimate.

Material federal income tax consequences . . . . For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the U.S., please read "Material U.S. Federal Income Tax Consequences."

Directed unit program. . . . . At our request, the underwriters have reserved up to 5% of the common units being offered by this prospectus for sale at the initial public offering price to the officers, directors and employees of our general partner and its affiliates and certain other persons associated with us, as designated by us. For further information regarding our directed unit program, please read "Underwriting."

Exchange listing . . . . We have applied to list our common units on the NYSE under the symbol "CPPL."

Summary Historical and Pro Forma Financial and Operating Data

The following table shows summary historical financial and operating data of the predecessor of Columbia Pipeline Partners LP (the "Predecessor") and pro forma financial data of the Partnership for the periods and as of the dates indicated.

The historical financial statements of the Predecessor reflect 100% of the Predecessor's operations. The assets of the Partnership on the closing date of the offering will consist only of the acquired interest in Columbia OpCo. Columbia OpCo's assets will consist of the following wholly owned subsidiaries of the Predecessor: Columbia Gas Transmission, Columbia Gulf, Columbia Midstream and CEVCO, as well as equity method investments in Hardy Storage, Millennium Pipeline and Pennant.

The summary historical financial data presented as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012, and 2011 are derived from the audited financial statements of the Predecessor, which are included elsewhere in this prospectus. The summary historical financial data presented as of September 30, 2014 and for the nine months ended September 30, 2014 and 2013 are derived from the unaudited financial statements of the Predecessor, which are included elsewhere in this prospectus. The summary financial data presented as of December 31, 2011 and September 30, 2013 are derived from the unaudited financial statements of the Predecessor, which are not included elsewhere in this prospectus.

The summary pro forma financial data as of September 30, 2014 and for the fiscal year ended December 31, 2013 and the nine months ended September 30, 2014 are derived from the unaudited pro forma combined financial statements of the Partnership. The unaudited pro forma combined statements of operations for the year ended December 31, 2013 and for the nine months ended September 30, 2014 assume this offering and related transactions occurred on January 1, 2013. The unaudited pro forma combined balance sheet as of September 30, 2014 assumes the offering and related transactions occurred on September 30, 2014. The pro forma financial data give pro forma effect to:

- the assumption by CEG, the Partnership's sponsor, of the liability for approximately $1.2 billion of intercompany debt owed to NiSource Finance by certain subsidiaries in the Columbia Pipeline Group Operations segment, and the novation by NiSource Finance of that $1.2 billion of intercompany debt from the subsidiaries to CEG;

- the contribution by CEG of substantially all of the subsidiaries in the Columbia Pipeline Group Operations segment to Columbia OpCo;

- the receipt by the Partnership of gross proceeds of $800.0 million from the issuance and sale of 40,000,000 common units to the public at an assumed initial offering price of $20.00 per unit in this offering, the midpoint of the price range on the cover of this prospectus;

- the contribution by CEG (which will own all of Columbia OpCo's limited partner interests) of an approximate 8.6% limited partner interest in Columbia OpCo to us;

- in exchange for CEG's contribution, the issuance by the Partnership to CEG of 8,251,748 common units, all 48,251,748 subordinated units, and all of our incentive distribution rights;

- the use by the Partnership of $45.0 million of the proceeds from the offering to pay the underwriting discount, structuring fee and estimated offering expenses;

- the use by the Partnership of $755.0 million of proceeds from the offering to purchase from Columbia OpCo an additional approximate 6.0% limited partner interest in Columbia OpCo, resulting in the Partnership owning a 14.6% limited partner interest in Columbia OpCo;

- the use by Columbia OpCo of $500.0 million of the proceeds it receives from us to make a distribution to CEG as a reimbursement of preformation capital expenditures with respect to the assets contributed to Columbia OpCo and the remaining proceeds it receives from us to fund expansion capital expenditures;

- the entry by the Partnership into a $500 million revolving credit facility, which is guaranteed by NiSource, HoldCo, CEG, OpCo GP and Columbia OpCo and under which no amounts will be drawn at the closing of this offering. Following HoldCo's receipt of a rating by Moody's and S&P, NiSource will be released from its guarantee of our credit facility;

- the entry by Columbia OpCo and its subsidiaries into the money pool with NiSource Finance with $750 million of reserved borrowing capacity, under which no amounts will be drawn at the closing of this offering; and

- the entry by the Partnership and Columbia OpCo into an omnibus agreement and a service agreement with CEG and its affiliates.

We have not given pro forma effect to incremental general and administrative expenses of approximately $5 million that we expect to incur annually as a result of operating as a publicly traded partnership, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer insurance expenses; and director and officer compensation expenses.

For a detailed discussion of the summary historical financial information contained in the following table, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following table should also be read in conjunction with "Use of Proceeds," "Business—Our Relationship with Our Sponsor" and the audited and unaudited historical financial statements of the Predecessor and our unaudited pro forma combined financial statements included elsewhere in this prospectus. Among other things, the historical and unaudited pro forma combined financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Columbia Pipeline Partners LP Predecessor Historical					Columbia Pipeline Partners LP Pro Forma	
	Year Ended December 31,			Nine Months Ended September 30,		Nine Months Ended September 30,	Year Ended December 31,
	2013	2012	2011	2014	2013	2014	2013
	(in millions, except per unit and operating data)						
Limited partner interests in net income:							
Common units						$ 26.2	$ 33.6
Subordinated units						$ 26.1	$ 33.5
Net income per limited partner unit (basic and diluted):							
Common units						$ 0.54	$ 0.70
Subordinated units						$ 0.54	$ 0.70
Balance Sheet Data (at period end):							
Total assets	$7,261.8	$6,623.2	$6,142.6	$7,806.8	$6,997.5	$8,014.5	
Net property, plant and equipment	4,303.4	3,741.5	3,398.7	4,790.1	4,143.5	4,770.4	
Long-term debt-affiliated, excluding amounts due within one year	819.8	754.7	294.7	1,370.9	754.7	511.6	
Total liabilities	3,361.9	2,883.7	2,430.6	3,701.4	3,167.2	1,320.8	
Total partners' net equity	3,899.9	3,739.5	3,712.0	4,105.4	3,830.3	6,693.7	
Statement of Cash Flow Data:							
Net cash from (used for):							
Operating activities	$ 454.0	$ 474.9	$ 435.3	$ 446.6	$ 316.5		
Investing activities	(797.4)	(455.5)	(307.2)	(618.6)	(527.6)		
Financing activities	343.1	(18.8)	(128.1)	172.1	210.6		
Other Data:							
Adjusted EBITDA	$ 542.7	$ 496.9	$ 491.5	$ 437.9	$ 392.2	$ 438.0	$ 541.6
Adjusted EBITDA attributable to non-controlling interest						$ (374.1)	$(462.5)
Adjusted EBITDA attributable to Columbia Pipeline Partners LP						$ 63.9	$ 79.1
Maintenance capital expenditures	132.7	209.6	220.0	90.1	80.3		
Expansion capital expenditures	664.8	280.0	81.5	536.3	476.2		
Operating Data:[1]							
Contracted firm capacity (MMDth/d)	12.9	13.2	13.2	12.8	12.7		
Throughput (MMDth)	1,997.3	2,200.0	2,393.7	1,497.2	1,492.1		
Natural gas storage capacity (MMDth)	287	283	282	287	287		

[1] Excludes equity investments.

Non-GAAP Financial Measures

Adjusted EBITDA

We define Adjusted EBITDA as net income before interest expense, income taxes, and depreciation and amortization, plus distributions of earnings received from equity investees, less income from unconsolidated affiliates and other, net.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of Adjusted EBITDA will provide useful information to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations and cash available for distribution could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $0.1625 per unit, or $0.65 per unit per year, which will require us to have cash available for distribution of approximately $15.7 million per quarter, or $62.7 million per year, based on the number of common and subordinated units that will be outstanding after the completion of this offering. On a pro forma basis, assuming we had completed this offering on January 1, 2013, our cash available for distribution for the twelve months ended September 30, 2014 and the year ended December 31, 2013 would have been approximately $55.6 million and $50.8 million, respectively.

We may not have sufficient available cash from operating surplus each quarter to enable us to make cash distributions at the initial distribution rate under our cash distribution policy. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate based on, among other things:

- the rates we charge for our transmission, storage and gathering services;

- the level of firm transmission and storage capacity sold and volumes of natural gas we transport, store and gather for our customers;

- regional, domestic and foreign supply and perceptions of supply of natural gas; the level of demand and perceptions of demand in our end-use markets; and actual and anticipated future prices of natural gas and other commodities (and the volatility thereof), which may impact our ability to renew and replace firm transmission and storage agreements;

- legislative or regulatory action affecting the demand for natural gas, the supply of natural gas, the rates we can charge, how we contract for services, our existing contracts, operating costs and operating flexibility;

- the imposition of requirements by state agencies that materially reduce the demand of Columbia OpCo's customers, such as LDCs and power generators, for its pipeline services;

- the commodity price of natural gas, which could reduce the quantities of natural gas available for transport;

- the creditworthiness of our customers;

- the level of Columbia OpCo's operating and maintenance and general and administrative costs;

- the level of capital expenditures Columbia OpCo incurs to maintain its assets;

- regulatory and economic limitations on the development of LNG export terminals in the Gulf Coast region;

- successful development of LNG export terminals in the eastern or northeastern U.S., which could reduce the need for natural gas to be transported on the Columbia Gulf pipeline system;

- changes in insurance markets and the level, types and costs of coverage available, and the financial ability of our insurers to meet their obligations;

- changes in, or new, statutes, regulations or governmental policies by federal, state and local authorities with respect to protection of the environment;

- changes in accounting rules and/or tax laws or their interpretations;

- nonperformance or force majeure by, or disputes with or changes in contract terms with, major customers, suppliers, dealers, distributors or other business partners; and

- changes in, or new, statutes, regulations, governmental policies and taxes, or their interpretations.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, including:

- the level and timing of capital expenditures we or Columbia OpCo makes;

- construction costs;

- fluctuations in our or Columbia OpCo's working capital needs;

- our or Columbia OpCo's ability to borrow funds and access capital markets;

- our or Columbia OpCo's debt service requirements and other liabilities;

- restrictions contained in our or Columbia OpCo's existing or future debt agreements; and

- the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, please read "Cash Distribution Policy and Restrictions on Distributions."

On a pro forma basis we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all units for the year ended December 31, 2013 and for the twelve-month period ended September 30, 2014, with shortfalls on our subordinated units of $11.9 million for the year ended December 31, 2013 and $7.1 million for the twelve-month period ended September 30, 2014.

The amount of pro forma cash available for distribution for the year ended December 31, 2013 and for the twelve months ended September 30, 2014 would have been approximately $50.8 million and $55.6 million, respectively. This amount would have been sufficient to pay 100% of the minimum quarterly distribution on all common units for that period. On a pro forma basis, we would have experienced a shortfall of approximately $7.1 million for the twelve-month period ended September 30, 2014 and $11.9 million for the year ended December 31, 2013 relative to the aggregate minimum quarterly distribution for that period. For a calculation of our ability to make distributions to unitholders based on our pro forma results for the year ended December 31, 2013 and the twelve months ended September 30, 2014, please read "Cash Distribution Policy and Restrictions on Distributions."

Columbia OpCo will be a restricted subsidiary and a guarantor under HoldCo's credit facility and, if requested by HoldCo, will guarantee future HoldCo indebtedness. Such indebtedness could limit Columbia OpCo's ability to take certain actions, including incurring indebtedness, making acquisitions and capital expenditures and making distributions to us, which could adversely affect our business, financial condition, results of operations, ability to make distributions to unitholders and value of our common units.

All of our cash will be generated from cash distributions from Columbia OpCo. In connection with the spin-off, HoldCo's new credit facility will become effective and is expected to have customary covenants and

- our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

- our general partner intends to limit its liability regarding our contractual and other obligations;

- our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units;

- our general partner controls the enforcement of obligations that it and its affiliates owe to us;

- our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

- CEG may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to CEG's incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or the unitholders. This election may result in lower distributions to the common unitholders in certain situations.

In addition, we may compete directly with our sponsor and entities in which it has an interest for acquisition opportunities and potentially will compete with these entities for new business or extensions of the existing services provided by us. Please read "—Our sponsor and other affiliates of our general partner may compete with us" and "Conflicts of Interest and Fiduciary Duties."

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute quarterly at least $0.1625 per unit on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. However, the board may change such policy at any time at its discretion and could elect not to pay distributions for one or more quarters. Please read "Cash Distribution Policy and Restrictions on Distributions."

In addition, our partnership agreement does not require us to pay any distributions at all. Accordingly, investors are cautioned not to place undue reliance on the permanence of such a policy in making an investment decision. Any modification or revocation of our cash distribution policy could substantially reduce or eliminate the amounts of distributions to our unitholders. The amount of distributions we make, if any, and the decision to make any distribution at all will be determined by the board of directors of our general partner, whose interests may differ from those of our common unitholders. Our general partner has limited duties to our unitholders, which may permit it to favor its own interests or the interests of our sponsor to the detriment of our common unitholders.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements between us and third parties so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner's duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

such other court) in connection with any such claims, suits, actions or proceedings. These provisions may have the effect of discouraging lawsuits against us and our general partner's directors and officers. For additional information about the exclusive forum provision of our partnership agreement and the potential obligation to reimburse us for all fees, costs and expenses incurred in connection with claims, suits, actions or proceedings initiated by a unitholder that are not successful, please read "The Partnership Agreement—Applicable Law; Forum, Venue and Exclusive Jurisdiction; Reimbursement of Litigation Costs."

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

Compared to the holders of common stock in a corporation, unitholders have limited voting rights and, therefore, limited ability to influence management's decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by our sponsor, as a result of it owning our general partner, and not by our unitholders. Please read "Management—Management of Columbia Pipeline Partners LP" and "Certain Relationships and Related Party Transactions." Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66⅔% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, our sponsor will own an aggregate of 58.6% of our common and subordinated units (or 55.1% of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. This will provide our sponsor the ability to prevent the removal of our general partner.

Unitholders will experience immediate and substantial dilution of $12.84 per common unit.

The assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $7.16 per common unit. Based on the assumed initial public offering price of $20.00 per common unit, unitholders will incur immediate and substantial dilution of $12.84 per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost in accordance with GAAP, and not their fair value. Please read "Dilution."

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the owner of our general partner to transfer its membership interests in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with its own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a "change of control" without the vote or consent of the unitholders.

The incentive distribution rights may be transferred to a third party without unitholder consent.

CEG may transfer the incentive distribution rights to a third party at any time without the consent of our unitholders. If CEG transfers the incentive distribution rights to a third party, CEG would not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time. For example, a transfer of incentive distribution rights by CEG could reduce the likelihood of it accepting offers made by us relating to assets owned by CEG, as it would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from causing us to issue additional common units and then exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon completion of this offering, and assuming no exercise of the underwriters' option to purchase additional common units, our sponsor will own an aggregate of 58.6% of our common and subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), our sponsor will own 58.6% of our common units. For additional information about the limited call right, please read "The Partnership Agreement—Limited Call Right."

We may issue additional units without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests we may issue at any time without the approval of our unitholders. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

- our existing unitholders' proportionate ownership interest in us will decrease;

- the amount of cash available for distribution on each unit may decrease;

- because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

- the ratio of taxable income to distributions may increase;

- the relative voting strength of each previously outstanding unit may be diminished; and

- the market price of the common units may decline.

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of units of senior rank may (i) reduce or eliminate the amount of cash available for distribution to our common unitholders; (ii) diminish the relative voting strength of the total common units outstanding as a class; or (iii) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by our sponsor or other large holders.

After this offering, we will have 48,251,748 common units and 48,251,748 subordinated units outstanding, which includes the 40,000,000 common units we are selling in this offering that may be resold immediately in the public market. All of the subordinated units will convert into common units on a one-for-one basis at the end of the subordination period. All of the 8,251,748 common units that are issued to our sponsor will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. Each of the lock-up agreements with the underwriters may be waived in the discretion of certain of the underwriters. Sales by our sponsor or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to our sponsor. Under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold, subject to certain limitations. Please read "Units Eligible for Future Sale."

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders' voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our general partner's discretion in establishing cash reserves may reduce the amount of cash we have available to distribute to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus the cash reserves that it determines are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash we have available to distribute to unitholders.

Cost reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce cash available for distribution to our unitholders. The amount and timing of such reimbursements will be determined by our general partner.

We are obligated under our partnership agreement to reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available for distribution to our unitholders. Please read "Cash Distribution Policy and Restrictions on Distributions."

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only 40,000,000 publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

- our quarterly distributions;

- our quarterly or annual earnings or those of other companies in our industry;

- announcements by us or our competitors of significant contracts or acquisitions;

- changes in accounting standards, policies, guidance, interpretations or principles;

- general economic conditions;

- the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

- future sales of our common units; and

- the other factors described in these "Risk Factors."

Unitholders' liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. A unitholder could be liable for any and all of our obligations as if a unitholder were a general partner if a court or government agency were to determine that (i) we were conducting business in a state but had not complied with that particular state's partnership statute; or (ii) a unitholder's right to act with other unitholders to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute "control" of our business. For a discussion of the implications of the limitations of liability on a unitholder, please read "The Partnership Agreement—Limited Liability."

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Act we may not make a distribution to our unitholders if the disposed of the loaned units. In that case, the unitholder may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a securities loan are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

We may adopt certain valuation methodologies that could result in a shift of income, gain, loss and deduction between the general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders' sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders' tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, CEG will indirectly own 58.6% of the total interests in our capital and profits. Therefore, a transfer by CEG of all or a portion of its interests in us could, in conjunction with the trading of common units held by the public, result in a termination of our partnership for federal income tax purposes. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once.

Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns for one calendar year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in taxable income for the unitholder's taxable year that includes our termination. Our termination would not affect our classification as a partnership for federal income tax purposes, but it would result in our being treated as a new partnership for U.S. federal income tax purposes following the termination. If we were treated as a new partnership, we would be required to make new tax elections and could be subject to penalties if we were unable to determine that a termination occurred. The IRS recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership may be permitted to provide only a single Schedule K-1 to unitholders for the two short tax periods included in the year in which the termination occurs. Please read "Material U.S. Federal Income Tax Consequences—Disposition of Units—Constructive Termination" for a discussion of the consequences of our termination for federal income tax purposes.

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $755.0 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount, the structuring fee of $4.0 million paid to Barclays Capital Inc. and Citigroup Global Markets Inc., and offering expenses, to purchase an approximate 6.0% limited partner interest in Columbia OpCo. The approximate 6.0% interest in Columbia OpCo purchased with the proceeds from this offering, when combined with an approximate 8.6% interest in Columbia OpCo contributed to us in connection with the formation transactions, will result in our ownership of a 14.6% limited partner interest in Columbia OpCo following the closing of the offering.

Columbia OpCo will use $500.0 million of the net proceeds it receives from us to make a distribution to CEG as a reimbursement of preformation capital expenditures with respect to the assets contributed to Columbia OpCo and the remaining proceeds it receives from us to fund expansion capital expenditures. We would expect the remaining net proceeds of $ 255 million to be completely utilized during the twelve months ended December 31, 2015, for these purposes.

If the underwriters exercise their option to purchase 6,000,000 additional common units in full, the additional net proceeds would be approximately $114.0 million (based upon the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to purchase an additional percentage limited partner interest in Columbia OpCo, and Columbia OpCo will use such cash to fund growth projects and for general partnership purposes. The amount of the additional interest in Columbia OpCo purchased will depend on the number of common units issued pursuant to the exercise of such option, and will be calculated at approximately 0.15% additional limited partner interest in Columbia OpCo purchased for each one million of additional common units purchased by the underwriters. If the underwriters exercise their option to purchase additional common units in full, we would purchase an additional 0.9% limited partner interest in Columbia OpCo and our total ownership interest in Columbia OpCo would be 15.5%.

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount, structuring fee and offering expenses payable by us, to increase or decrease, respectively, by approximately $38.0 million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed public offering price to $21.00 per common unit, would increase net proceeds to us from this offering by approximately $57.9 million. Similarly, each decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed initial offering price to $19.00 per common unit, would decrease the net proceeds to us from this offering by approximately $56.1 million. If we increase or decrease the number of common units offered, we will proportionately increase or decrease, respectively, the percentage interest in Columbia OpCo which we will purchase with the net proceeds of this offering. Columbia OpCo may concomitantly increase or reduce, as applicable, the amount of CEG reimbursement for capital expenditures. As a result, cash available for distribution per unit is expected to remain unchanged regardless of the changes in the number of common units offered.

CAPITALIZATION

The following table shows our capitalization as of September 30, 2014:

- on a historical basis for the Predecessor;

- on a historical basis for the Predecessor, as adjusted to reflect the removal of amounts related to Crossroads Pipeline Company, Columbia Pipeline Group Services Company and Central Kentucky Transmission Company that were included in the Predecessor but are not being contributed to the Partnership, as well as the inclusion of CNS Microwave, Inc., which was not part of the Predecessor; and

- on a pro forma basis to reflect the offering of our common units, the other transactions described under "Summary—Formation Transactions and Partnership Structure" and the application of the net proceeds from this offering as described under "Use of Proceeds."

This table is derived from, and should be read together with, the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Summary—Formation Transactions and Partnership Structure," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of September 30, 2014		
	Predecessor Historical	Predecessor Historical, As Adjusted	Pro Forma
	(in millions)		
Cash and cash equivalents	$ 0.4	$ 0.3	$ 255.3
Long-term debt—affiliated	$1,370.9	$1,370.9	$ 511.6
Parent net investment/partners' net equity			
Net parent investment[1]	4,122.3	4,113.0	—
Common units—public[2]	—	—	755.0
Common units—CEG[2]	—	—	84.3
Subordinated units—CEG[2]	—	—	492.8
General partner interest[2]	—	—	(352.3)
Noncontrolling interest[3]	—	—	5,730.9
Total parent net investment/partners' net equity[1]	4,122.3	4,113.0	6,710.7
Total capitalization	$5,493.2	$5,483.9	$7,222.3

---

[1] Does not include accumulated other comprehensive loss of $16.9 million, $17.0 million and $17.0 million, respectively.

[2] Pro forma amounts reflect the capital attributable to our limited and general partners. Pro forma partners' net equity reflects an increase of $1,127.9 million to eliminate certain historical current and deferred income taxes that will not be borne by the Partnership and an increase of $1,214.8 million for the assumption of debt by CEG. Pro forma partners' net equity also assumes offering proceeds of $755.0 million, net of the underwriting discount, structuring fee and other expenses of the initial public offering of $36.0 million, $4.0 million and $5.0 million, respectively, all of which were allocated to the public common units. Pro forma partners' net equity further reflects an increase of $577.1 million for the initial contribution from CEG for an approximate 8.6% interest in Columbia OpCo. The general partner interest of $(352.3) million represents the excess of the consideration paid by us to purchase an additional controlling interest in Columbia OpCo over the historical carrying value of the additional interest acquired. Pro forma partners' net equity also gives effect to a $5,730.9 million and $500.0 million decrease for the capital attributable to the Noncontrolling interest in Columbia OpCo and the distribution to CEG of cash from this initial public offering, respectively.

[3] Reflects the 85.4% noncontrolling interest held by CEG in Columbia OpCo.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per common unit after the offering. Assuming an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), on a pro forma basis as of September 30, 2014, after giving effect to the offering of common units and the related transactions, our net tangible book value would have been approximately $691.0 million, or $7.16 per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit..........................		$20.00
Predecessor historical as adjusted net tangible book value per common unit before the offering[1]	$7.09	
Increase in net tangible book value per common unit attributable to purchasers in the offering due to the purchase of additional interests in Columbia OpCo	3.72	
Decrease in net tangible book value per common unit attributable to purchasers in the offering due to distributions to CEG of proceeds from the offering	(3.65)	
Less: Pro forma net tangible book value per common unit after the offering[2]........		7.16
Immediate dilution in net tangible book value per common unit to purchasers in the offering[3][4]		$12.84

_____

[1] Determined by dividing the predecessor historical as adjusted net tangible book value of the contributed assets and liabilities by the number of units (8,251,748 common units and 48,251,748 subordinated units) to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us.

[2] Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units (48,251,748 common units and 48,251,748 subordinated units) to be outstanding after the offering.

[3] Each $1.00 increase or decrease in the assumed public offering price of $20.00 per common unit would increase or decrease, respectively, our pro forma net tangible book value by approximately $37.6 million, or approximately $0.39 per common unit, and dilution per common unit to investors in this offering by approximately $0.61 per common unit, after deducting the estimated underwriting discount, structuring fee and offering expenses payable by us. We may also increase or decrease the number of common units we are offering. An increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed offering price to $21.00 per common unit, would result in a pro forma net tangible book value of approximately $748.3 million, or $7.75 per common unit, and dilution per common unit to investors in this offering would be $13.25 per common unit. Similarly, a decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed public offering price to $19.00 per common unit, would result in an pro forma net tangible book value of approximately $634.4 million, or $6.57 per common unit, and dilution per common unit to investors in this offering would be $12.43 per common unit. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

[4] Assumes no exercise of the underwriters' option to purchase additional common units from us. After giving effect to the full exercise of the underwriters' option to purchase 6,000,000 additional common units from us, the pro forma net tangible book value per common unit after the offering would be $8.27, resulting in an immediate dilution in net tangible book value to purchasers in the offering of $11.73 per common unit.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our sponsor and by the purchasers of our common units in this offering upon completion of the transactions contemplated by this prospectus.

	Units		Total Consideration	
	Number	Percent	Amount	Percent
			(in millions)	
CEG[(1)(2)(3)]	56,503,496	58.6%	$224.8	22.9%
Purchasers in the offering[(4)]	40,000,000	41.5%	$755.0	77.1%
Total..	96,503,496	100.0%	$979.8	100.0%

[(1)] Upon the completion of the transactions contemplated by this prospectus, CEG will own 8,251,748 common units and all 48,251,748 of our subordinated units.

[(2)] The assets contributed by CEG will be recorded at historical cost. The pro forma book value of the consideration provided by CEG as of September 30, 2014 would have been approximately $577.1 million.

[(3)] Book value of the consideration provided by CEG, as of September 30, 2014, after giving effect to the net proceeds of the offering is as follows (in millions):

CEG's initial contribution to us of certain limited partner interests and all of the general partner interests in Columbia OpCo[(i)]	$577.1
Add:	
Net book value of the additional limited partner interests in Columbia OpCo purchased by us using the net proceeds from this offering[(ii)]................................	402.7
Less:	
Consideration paid by us to Columbia OpCo for the purchase of our additional limited partner interests in Columbia OpCo	(755.0)
Decrease in the general partner interests resulting from us purchasing additional interests in Columbia OpCo[(iii)]..	(352.3)
Total consideration	$224.8

(i) Represents our proportionate limited partner interests in the historical carrying value of Columbia OpCo's net assets prior to this offering.

(ii) Represents the purchase of our additional limited partner interests in Columbia OpCo, recorded at the historical carrying value of Columbia OpCo's net assets after giving effect to the $755.0 million equity contribution and the $500.0 million distribution to CEG.

(iii) Represents the excess of (i) the consideration paid by us to purchase our additional limited partner interests in Columbia OpCo with the net proceeds from this offering over (ii) the historical carrying value of the additional interest acquired in Columbia OpCo's net assets.

[(4)] Assumes the underwriters' option to purchase additional common units is not exercised.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, you should refer to Columbia Pipeline Partners LP Predecessor's audited historical financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 and to Columbia Pipeline Partners LP Predecessor's unaudited financial statements as of and for the nine months ended September 30, 2014 and our unaudited pro forma combined financial statements for the year ended December 31, 2013 and as of and for the nine months ended September 30, 2014, included elsewhere in this prospectus.

General

Our Cash Distribution Policy

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute at least the minimum quarterly distribution of $0.1625 per unit ($0.65 per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. We expect that if we are successful in executing our business strategy, we will grow our business in a steady and sustainable manner and distribute to our unitholders a portion of any increase in our cash available for distribution resulting from such growth. Our general partner has not established any cash reserves, and does not have any specific types of expenses for which it intends to establish reserves. We expect our general partner may establish reserves for specific purposes, such as major capital expenditures or debt service payments, or may choose to generally reserve cash in the form of excess distribution coverage from time to time for the purpose of maintaining stability or growth in our quarterly distributions. In addition, our general partner may cause us to borrow amounts to fund distributions in quarters when we generate less cash than is necessary to sustain or grow our cash distributions per unit. Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing rather than retaining our cash available for distribution.

The board of directors of our general partner may change our distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will make cash distributions to our unitholders. We do not have a legal or contractual obligation to pay quarterly distributions quarterly or on any other basis or at our minimum quarterly distribution rate or at any other rate. Our cash distribution policy is subject to certain restrictions, as well as the considerable discretion of our general partner in determining the amount of our available cash each quarter, and may be changed at any time. The reasons for such uncertainties in our stated cash distribution policy include the following factors:

- Our cash flow initially will depend completely on Columbia OpCo's distributions to us as one of its partners.

- The amount of cash Columbia OpCo can distribute to its partners will depend upon the amount of cash it generates from operations less any reserves that may be appropriate for operating its business. Columbia OpCo's ability to make cash distributions to us may be subject to restrictions on distributions under our credit facility and HoldCo's credit facility, both of which Columbia OpCo will guarantee and may be subject to restrictions in any future HoldCo indebtedness that Columbia OpCo guarantees. If HoldCo were to default under future indebtedness, Columbia OpCo would be unable to make

Our Ability to Grow may be Dependent on Our Ability to Access External Expansion Capital

We expect to generally distribute a significant percentage of our cash from operations to our unitholders on a quarterly basis, after the establishment of cash reserves and payment of our expenses. Therefore, our growth may not be as fast as businesses that reinvest most or all of their cash to expand ongoing operations. Moreover, our future growth may be slower than our historical growth. We expect that we will rely primarily upon external financing sources, including borrowings from HoldCo, bank borrowings and issuances of debt and equity securities, to fund our expansion capital expenditures. To the extent we are unable to finance growth with external sources of capital, our current cash distribution policy will significantly impair our ability to grow. Our new credit facility will limit, and any future debt agreements may limit, our ability to incur additional debt, including through the issuance of debt securities. Please read "Risk Factors—Risks Inherent in Our Business— Restrictions in our new or any future credit facility could adversely affect our business, financial condition, results of operations, ability to make distributions to unitholders and value of our common units." To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our cash distributions per unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to our common units, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. If we incur additional debt to finance our growth strategy, we will have increased interest expense, which will in turn reduce the operating surplus that we have to distribute to our unitholders. Please read "Risk Factors—Risks Inherent in Our Business—Debt that we or Columbia OpCo incur in the future may limit our or Columbia OpCo's flexibility to obtain additional financing and to pursue other business opportunities."

Our Minimum Quarterly Distribution

Upon completion of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.1625 per unit for each whole quarter, or $0.65 per unit on an annualized basis. The payment of the full minimum quarterly distribution on all of the common units and subordinated units to be outstanding after completion of this offering would require us to have cash available for distribution of approximately $15.7 million per quarter, or $62.7 million per year. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after this offering and the cash available for distribution needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period (assuming no exercise and full exercise of the underwriters' option to purchase additional common units):

	No exercise of option to purchase additional common units			Full exercise of option to purchase additional common units		
	Aggregate minimum quarterly distributions			Aggregate minimum quarterly distributions		
	Number of Units	One Quarter	Annualized	Number of Units	One Quarter	Annualized
Publicly held common units.......	40,000,000	$ 6,500,000	$26,000,000	46,000,000	$ 7,475,000	$29,900,000
Common units held by CEG	8,251,748	1,340,909	5,363,636	8,251,748	1,340,909	5,363,636
Subordinated units held by CEG...	48,251,748	7,840,909	31,363,636	48,251,748	7,840,909	31,363,636
Total......................	96,503,496	$15,681,818	$62,727,272	102,503,496	$16,656,818	$66,627,272

Our general partner will initially own a non-economic general partner interest in us, which will not entitle it to receive cash distributions. CEG will hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $0.186875 per unit per quarter.

We expect to pay our distributions on or about the last day of each of February, May, August and November to holders of record on or about the 15th day of each such month in which such distributions are made. We will adjust the quarterly distribution for the period after the closing of this offering through March 31, 2015, based on the actual length of the period.

Subordinated Units

Our sponsor will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. When the subordination period ends, all of the subordinated units will convert into an equal number of common units.

To the extent we do not pay the minimum quarterly distribution from operating surplus on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. To the extent we have cash available for distribution from operating surplus in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess cash to pay any distribution arrearages on common units related to prior quarters before any cash distribution is made to holders of subordinated units. Please read "How We Make Distributions to Our Partners—Subordination Period."

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013 and Twelve Months Ended September 30, 2014

If we had completed the transactions described under "Summary—Formation Transactions and Partnership Structure" on January 1, 2013, our pro forma cash available for distribution for the year ended December 31, 2013 would have been approximately $50.8 million. This amount would have been sufficient to pay the full minimum quarterly distribution on all of our common units and insufficient to pay the minimum quarterly distribution on our subordinated units for the year ended December 31, 2013 by approximately $11.9 million.

If we had completed the transactions described under "Summary—Formation Transactions and Partnership Structure" on October 1, 2013, our pro forma cash available for distribution for the twelve months ended September 30, 2014 would have been approximately $55.6 million. This amount would have been sufficient to pay the full minimum quarterly distribution on all of our common units and insufficient to pay the minimum quarterly distribution on our subordinated units for the twelve months ended September 30, 2014 by approximately $7.1 million.

The unaudited pro forma combined financial statements, upon which pro forma cash available for distribution is based, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the date indicated. Furthermore, cash available for distribution is a cash accounting concept, while our pro forma combined financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed in an earlier period.

Following the completion of this offering, we estimate that we will incur $5 million of incremental annual general and administrative expenses as a result of operating as a publicly traded partnership. These incremental general and administrative expenses are not reflected in our unaudited pro forma combined financial statements and consist of expenses such as those associated with annual and quarterly reporting, tax return and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director and officer compensation expenses.

	Year Ended December 31, 2013	Twelve Months Ended September 30, 2014
	(in millions except per unit amount)	
Less:		
Estimated cash available for distribution attributable to non-controlling interest in Columbia OpCo[11]	336.6	364.7
Cash interest[12]	1.8	1.8
Incremental general and administrative expenses[13]	5.0	5.0
Estimated cash available for distribution by Columbia Pipeline Partners LP	**$ 50.8**	**$ 55.6**
Minimum annual distribution per unit (based on a minimum quarterly distribution rate of $0.1625 per unit)	$0.6500	$0.6500
Cash distributions		
Distributions to public common unitholders	$ 26.0	$ 26.0
Distributions to CEG:		
Common units	5.4	5.4
Subordinated units	31.4	31.4
Total distributions to CEG	$ 36.7	$ 36.7
Total distributions to our unitholders at minimum rate	**$ 62.7**	**$ 62.7**
Shortfall ($)	**$ (11.9)**	**$ (7.1)**
% of Distributions to Subordinated Units that can be paid	62.0%	77.3%
Subordinated Unit Distribution ($/unit)	$ 0.40	$ 0.50

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(1) Operating revenues include affiliate transactions with subsidiaries of CEG that total $148.2 million and $149.0 million for the year ended December 31, 2013 and the twelve months ended September 30, 2014, respectively.

(2) Represents executive, financial, legal, information technology and other administrative and general services received from an affiliate, NiSource Corporate Services. For more information, please refer to Note 3 "Transactions with Affiliates" in the audited Notes to Combined Financial Statements.

(3) Includes approximately $11.1 million in proceeds from sale of base gas and $7.3 million attributable to the conveyance of mineral rights leases for the year ended December 31, 2013 and approximately $28.1 million attributable to the conveyance of mineral rights leases for the twelve months ended September 30, 2014.

(4) Represents equity earnings from equity method investments in Millennium Pipeline, Hardy Storage and Pennant. For more information, please refer to Note 9 "Equity Method Investments" in the audited Notes to Combined Financial Statements.

(5) Interest expense—affiliated includes interest expense incurred by our Predecessor and the amortization of origination fees incurred in connection with our new revolving credit facility.

(6) Consists of a gain from insurance proceeds and AFUDC equity income. AFUDC, or allowance for funds used during construction, is the amount approved by the FERC for inclusion in our tariff rates as reimbursement for the cost of financing construction projects with investor capital until a project is placed into operation. Refer to Note 2(f) "Pro Forma Adjustments and Assumptions," in the Notes to Unaudited Pro Forma Combined Financial Statements for additional information.

(7) Consists of Tennessee state income taxes.

(8) Cash interest, net includes interest expense based on historical rates incurred by Columbia OpCo on borrowings from affiliates of CEG to fund expansion capital expenditures.

(9) Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets to replace or improve existing capital assets) made to maintain, over the long term, our operating capacity, system integrity and reliability. Examples of maintenance capital expenditures are expenditures to replace pipelines, to fund the acquisition of certain equipment, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.

Adjusted EBITDA[4]	**677.1**

Less:	
Cash interest, expense[5]	26.2
Maintenance capital expenditures	139.3
Gain on sale of assets[6]	20.9
Non-recurring capital costs related to spin-off[7]	19.8
Expansion capital expenditures	892.0
Add:	
Borrowing from affiliates of CEG to fund non-cash gain on sale of assets[8]	20.9
Borrowing from affiliates of CEG to fund spin-off operating and capital expenditures	30.8
Borrowings from affiliates of CEG and IPO proceeds to fund expansion capital expenditures[9]	892.0
Estimated cash available for distribution by Columbia OpCo	**$ 522.6**
Less:	
Estimated cash available for distribution attributable to non-controlling interest in Columbia OpCo[10]	446.2
Cash interest, net[11]	2.4
Incremental general and administrative expenses[12]	5.0
Estimated cash available for distribution by Columbia Pipeline Partners LP	**$ 69.0**
Minimum annual distribution per unit (based on a minimum quarterly distribution rate of $0.1625 per unit)	$0.6500
Cash distributions	
Distributions to public common unitholders	$ 26.0
Distributions to CEG:	
Common units	5.4
Subordinated units	31.4
Total distributions to CEG	$ 36.7
Total distributions to our unitholders at minimum rate	$ 62.7
Surplus ($)	6.3

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[1] Includes forecasted expenses of $25.6 million related to the spin-off of HoldCo for the twelve months ended December 31, 2015.

[2] Includes approximately $20.9 million attributable to the conveyance of mineral rights leases.

[3] Includes interest expense attributable to funds drawn by Columbia OpCo under the intercompany money pool agreement to fund expansion capital expenditures.

[4] For more information, please read "Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures."

[5] Calculated based on an assumed average long-term debt level of $651.3 million and assumed average short-term debt level of $96.9 million.

[6] Relates to a non-cash gain attributable to a mineral interest conveyance for which cash was received in a prior period.

[7] Represents the non-recurring capital expenditures for the twelve months ended December 31, 2015, which relate to the spin-off of HoldCo.

[8] Consists of borrowings by Columbia OpCo under the intercompany money pool agreement relating to non-cash gain described above.

[9] Consists of $689 million in borrowings by Columbia OpCo under the intercompany money pool agreement and net proceeds of $255 million from this offering that will be used to fund expansion projects. For more information, please read "Use of Proceeds."

[10] Represents CEG's 85.4% limited partner interest in Columbia OpCo.

[10] Cash interest includes commitment fees on, and the amortization of origination fees incurred in connection with, our new revolving credit facility.

[11] Reflects an adjustment for approximately $5.0 million of expenses that we expect to incur as a result of operating as a publicly traded partnership, such as expenses associated with annual and quarterly reporting, tax return and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director and officer compensation expenses.

Assumptions and Considerations

We believe that our estimated cash available for distribution for the twelve months ending December 31, 2015 will not be less than $69.0 million. This amount of estimated cash available for distribution is approximately $13.4 million more than the pro forma cash available for distribution we generated for the twelve months ended September 30, 2014 and approximately $18.2 million more than the pro forma cash available for distribution we generated for the year ended December 31, 2013. We believe that increased income primarily from increases in revenues will result in our generating higher cash available for distribution for the twelve months ending December 31, 2015. The assumptions and estimates we have made to support our ability to generate the minimum estimated cash available for distribution are set forth below.

We have assumed we will not acquire any additional equity interests in Columbia OpCo during the twelve months ending December 31, 2015.

Regulatory, Industry and Economic Factors

Our estimate for the twelve months ending December 31, 2015 is based on the following significant assumptions related to regulatory, industry and economic factors:

- We assume there will not be any new federal, state or local regulations of portions of the energy industry in which we operate, or any new interpretations of existing regulations, that will be materially adverse to our business.

- We assume there will not be any major adverse changes in the portions of the energy industry in which we operate or in general economic conditions.

- We assume that industry, insurance and overall economic conditions will not change substantially.

- We assume the organic growth projects described will not be delayed due to unusual weather or other events beyond our control.

Operating Revenues

We estimate that Columbia OpCo will generate approximately $1,449.9 million in total operating revenue for the twelve months ending December 31, 2015, compared with pro forma total operating revenue of $1,326.7 million and $1,176.7 million for the twelve months ended September 30, 2014 and the year ended December 31, 2013, respectively. Our forecast is based primarily on the following assumptions:

Transmission and Storage. Excluding tracker-related revenues, we estimate that approximately 93%, or approximately $1,064 million, of our revenue will be generated from transmission and storage services for the twelve-month period ending December 31, 2015. This compares to approximately 96%, or approximately $904 million, of our pro forma revenues that were generated from transmission and storage revenues during the year ended December 31, 2013, and approximately 93%, or approximately $937 million, of our pro forma revenues

Operation and Maintenance Expense

We estimate operation and maintenance expenses will be approximately $775.9 million for the twelve months ending December 31, 2015 as compared to $741.5 million for the twelve months ended September 30, 2014 and $623.9 million for the year ended December 31, 2013, respectively. Excluding tracker-related expenses, the approximate $49.9 million increase in operation and maintenance expense during the twelve-month period ending December 31, 2015, as compared to the pro forma twelve-month period ended September 30, 2014, is primarily due to:

- approximately $25.6 million related to the spin-off of HoldCo, consisting of recurring costs of approximately $14.6 million related to increased shared services costs required to operate as a separate public company and approximately $11.0 million of non-recurring costs related to implementation of new accounting and software systems;

- approximately $10.0 million in increased maintenance, primarily due to the timing of the integrity management program and compressor station work; and

- approximately $9.9 million in increased direct labor costs.

Depreciation and Amortization Expense

We estimate total depreciation and amortization expense for the twelve months ending December 31, 2015 will be approximately $140.1 million, as compared to depreciation and amortization expense of $115.0 million for the twelve months ended September 30, 2014 and $106.1 million for the year ended December 31, 2013, both on a pro forma basis. Estimated depreciation and amortization expense reflects management's estimates, which are based on consistent average depreciable asset lives and depreciation methodologies, taking into account estimated capital expenditures and new assets placed into service.

Property and Other Tax Expense

We estimate our property and other taxes for the twelve months ending December 31, 2015 will be approximately $77.3 million, as compared to property and other taxes of $65.6 million for the twelve months ended September 30, 2014 and $61.9 million for the year ended December 31, 2013, both on a pro forma basis. The increase in property and other taxes is primarily due to increased property taxes resulting from new capital expansion projects.

Equity Earnings

We estimate our equity earnings for the twelve months ending December 31, 2015 will be approximately $61.2 million, as compared to equity earnings of $43.1 million for the twelve months ended September 30, 2014 and $35.8 million for the year ended December 31, 2013, both on a pro forma basis. We expect our equity earnings to increase due primarily to increases in equity earnings from Millennium Pipeline due to the Hancock Compressor Project, which went in service in the first quarter of 2014. We estimate cash distributions from our equity investments for the twelve months ending December 31, 2015 will be approximately $59.5 million as compared to cash distributions of $40.7 million for the twelve months ended September 30, 2014 and $32.1 million for the twelve months ended December 31, 2013.

Financing

We estimate that interest expense will be approximately $26.2 million for the twelve months ending December 31, 2015, as compared to $1.8 million for the year ended December 31, 2013 and $6.1 million during the twelve months ended September 30, 2014, both on a pro forma basis. Our forecasted interest expense for the twelve months ending December 31, 2015 is based on the following assumptions:

- During the twelve months ended December 31, 2015, Columbia OpCo will use $255 million in net offering proceeds it receives from us to fund a portion of its expansion capital expenditures. All additional funding needs to fund expansion capital expenditures and spin-off operating and capital expenditures are expected to be made available from the credit facilities available to us or to Columbia OpCo. Any shortfall in our capital expenditures and expansion capital expenditures will be funded by our revolving credit facility or external equity or debt financing transactions.

HOW WE MAKE DISTRIBUTIONS TO OUR PARTNERS

General

Cash Distribution Policy

Our partnership agreement provides that our general partner will make a determination as to whether to make a distribution, but our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner's intention with respect to the distributions to be made to unitholders. Pursuant to our cash distribution policy, within 60 days after the end of each quarter, beginning with the quarter ending March 31, 2015, we intend to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.1625 per unit, or $0.65 on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We will prorate the distribution for the period after the closing of this offering through March 31, 2015.

The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time, and even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner. Our partnership agreement does not contain a requirement for us to pay distributions to our unitholders, and there is no guarantee that we will pay the minimum quarterly distribution, or any distribution, on the units in any quarter. However, our partnership agreement does contain provisions intended to motivate our general partner to make steady, increasing and sustainable distributions over time.

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Operating Surplus and Capital Surplus

General

Any distributions we make will be characterized as made from "operating surplus" or "capital surplus." Distributions from operating surplus are made differently than cash distributions we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders. Any distribution of capital surplus would result in a reduction of the minimum quarterly distribution and target distribution levels and, if we reduce the minimum quarterly distribution to zero and eliminate any unpaid arrearages, thereafter capital surplus would be distributed as if it were operating surplus and the incentive distribution rights would thereafter be entitled to participate in such distributions. Please see "—Distributions From Capital Surplus." In determining operating surplus and capital surplus, we will only take into account our proportionate share of our consolidated subsidiaries that are not wholly owned, such as Columbia OpCo.

Operating Surplus

We define operating surplus as:

- $62 million (as described below); plus

- all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) and provided that cash receipts from the termination of any hedge contract prior to its include the development of a new facility or the expansion of an existing facility, to the extent such expenditures are expected to expand our long-term operating capacity or operating income. Expansion capital expenditures will also include interest (and related fees) on debt incurred to finance all or any portion of such construction, development or expansion in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned. Expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures, including transaction expenses, which are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of cash expenditures made for investment purposes. Examples of investment capital expenditures include traditional cash expenditures for investment purposes, such as purchases of securities, as well as other cash expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of an asset for investment purposes or development of assets that are in excess of the maintenance of our existing operating capacity or net income, but which are not expected to expand, for more than the short term, our operating capacity or net income.

As described above, neither investment capital expenditures nor expansion capital expenditures are operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of an acquisition, development or expansion in respect of a period that begins when we enter into a binding obligation for an acquisition, construction, development or expansion and ends on the earlier to occur of the date on which such acquisition, construction, development or expansion commences commercial service and the date that it is abandoned or disposed of, such interest payments do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Cash expenditures that are made in part for maintenance capital purposes, investment capital purposes or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we describe below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to $0.1625 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units. These units are deemed "subordinated" because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution from operating surplus plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity interests in us and will be entitled to receive distributions on any such interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. CEG currently holds the incentive distribution rights, but may transfer these rights separately.

If for any quarter:

- we have distributed cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we have distributed cash from operating surplus to the common unitholders in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will make additional distributions from operating surplus for that quarter among the unitholders and the holders of the incentive distribution rights in the following manner:

- *first*, to all common unitholders and subordinated unitholders, pro rata, until each unitholder receives a total of $0.186875 per unit for that quarter (the "first target distribution");

- *second*, 85.0% to all common unitholders and subordinated unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.203125 per unit for that quarter (the "second target distribution");

- *third*, 75.0% to all common unitholders and subordinated unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.243750 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50.0% to all common unitholders and subordinated unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Percentage Allocations of Distributions From Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights based on the specified target distribution levels. The amounts set forth under the column heading "Marginal Percentage Interest in Distributions" are the percentage interests of the holders of our incentive distribution rights and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Per Unit." The percentage interests shown for our unitholders and the holders of our incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume there are no arrearages on common units.

	Total Quarterly Distribution Per Unit	Marginal Percentage Interest in Distributions	
		Unitholders	IDR Holders
Minimum Quarterly Distribution . . .	up to $0.162500	100.0%	0%
First Target Distribution.	above $0.162500 up to $0.186875	00.0%	0%
Second Target Distribution	above $0.186875 up to $0.203125	85.0%	15.0%
Third Target Distribution	above $0.203125 up to $0.243750	75.0%	25.0%
Thereafter	above $0.243750	50.0%	50.0%

- *thereafter*, 50.0% to all common unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Because a reset election can only occur after the subordination period expires, the reset minimum quarterly distribution will have no significance except as a baseline for the target distribution levels.

The following table illustrates the percentage allocation of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights at various distribution levels (1) pursuant to the distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (2) following a hypothetical reset of the target distribution levels based on the assumption that the quarterly distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $0.25.

	Quarterly Distribution Per Unit Prior to Reset	Unitholders	IDR Holders	Quarterly Distribution Per Unit Following Hypothetical Reset
Minimum Quarterly Distribution	up to $0.162500	100.0%	0.0%	up to $0.2500(1)
First Target Distribution	above $0.162500 up to $0.186875	100.0%	0.0%	above $0.2500 up to $0.2875(2)
Second Target Distribution.	above $0.186875 up to $0.203125	85.0%	15.0%	above $0.2875 up to $0.3125(3)
Third Target Distribution	above $0.203125 up to $0.243750	75.0%	25.0%	above $0.3125 up to $0.3750(4)
Thereafter.	above $0.243750	50.0%	50.0%	above $0.3750

(1) This amount is equal to the hypothetical reset minimum quarterly distribution.
(2) This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(3) This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(4) This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of incentive distribution rights, based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be 96,503,496 common units outstanding and the distribution to each common unit would be $0.25 for the quarter prior to the reset.

	Quarterly Distribution Per Unit	Common Unitholders Cash Distribution	Cash Distributions to Holders of IDRs Prior to Reset	Total Distributions
Minimum Quarterly Distribution	up to $0.162500	$15,681,818	$ —	$15,681,818
First Target Distribution	above $0.162500 up to $0.186875	2,352,273	—	2,352,273
Second Target Distribution	above $0.186875 up to $0.203125	1,568,182	276,738	1,844,920
Third Target Distribution	above $0.203125 up to $0.243750	3,920,455	1,306,818	5,227,273
Thereafter	above $0.243750	603,147	603,147	1,206,294
		$24,125,874	$2,186,703	$26,312,577

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of our incentive distribution rights with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be 105,250,308 common units outstanding and the distribution to each common unit would be $0.25. The number of common units to be issued upon the reset was calculated by dividing (1) the amount received in respect of the incentive distribution rights for the quarter prior to the reset as shown in the table above, or $2,186,703, by (2) the cash distributed on each common unit for the quarter prior to the reset as shown in the table above, or $2,186,703.

| | Quarterly Distribution per Unit | Cash Distributions to Common Unitholders After Reset | General Partner Cash Distributions | | | Total Distributions |
			Common Units	IDRs	Total	
Minimum Quarterly Distribution	up to $0.2500	$24,125,874	$2,186,703	$0	$2,186,703	$26,312,577
First Target Distribution	above $0.2500 up to $0.2875					
Second Target Distribution	above $0.2875 up to $0.3125					
Third Target Distribution	above $0.3125 up to $0.3750					
Thereafter	above $0.3750					
		$24,125,874	$2,186,703	$0	$2,186,703	$26,312,577

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(1) Represents distributions in respect of the common units issued upon the reset.

The holders of IDRs will be entitled to cause the target distribution levels to be reset on more than one occasion.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner:

- *first*, to all common unitholders and subordinated unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

- *second*, to the common unitholders, pro rata, until we distribute for each common unit an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

- *thereafter*, we will make all distributions from capital surplus as if they were from operating surplus.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution of capital surplus to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and target distribution levels to zero, all future distributions will be made such that 50.0% is paid to all unitholders, pro rata, and 50.0% is paid to the holder or holders of incentive distribution rights, pro rata.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table shows selected historical financial and operating data of Columbia Pipeline Partners LP Predecessor (the "Predecessor") and pro forma financial data of the Partnership for the periods and as of the dates indicated.

The historical financial statements of the Predecessor reflect 100% of the Predecessor's operations. The assets of the Partnership on the closing date of the offering will consist only of the acquired interest in Columbia OpCo. Columbia OpCo's assets will consist of the following wholly owned subsidiaries of the Predecessor, Columbia Gas Transmission, LLC, Columbia Gulf Transmission, LLC, Columbia Midstream Group, LLC and Columbia Energy Ventures, LLC, and equity method investments in Hardy Storage Company, LLC, Millennium Pipeline Company, L.L.C., and Pennant Midstream, LLC.

The selected historical financial data presented as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012, and 2011 are derived from the audited financial statements of the Predecessor, which are included elsewhere in this prospectus. The selected historical financial data presented as of September 30, 2014 and for the nine months ended September 30, 2014 and 2013 are derived from the unaudited financial statements of the Predecessor, which are included elsewhere in this prospectus. The selected financial data presented as of December 31, 2011, 2010 and 2009 and September 30, 2013, and for the years ended December 31, 2010 and 2009 are derived from the unaudited financial statements of the Predecessor, which are not included elsewhere in this prospectus.

The selected pro forma financial data as of September 30, 2014 and for the fiscal year ended December 31, 2013 and nine months ended September 30, 2014 are derived from the unaudited pro forma financial statements of the Partnership. The unaudited pro forma combined statements of operations for the year ended December 31, 2013 and for the nine months ended September 30, 2014 assume this offering and related transactions occurred on January 1, 2013. The unaudited pro forma combined balance sheet as of September 30, 2014 assumes the offering and related transactions occurred on September 30, 2014. The pro forma financial data give pro forma effect to:

- the assumption by CEG, the Partnership's sponsor, of the liability for approximately $1.2 billion of intercompany debt owed to NiSource Finance by certain subsidiaries in the Columbia Pipeline Group Operations segment, and the novation by NiSource Finance of that $1.2 billion of intercompany debt from the subsidiaries to CEG;

- the contribution by CEG of substantially all of the subsidiaries in the Columbia Pipeline Group Operations segment to Columbia OpCo;

- the receipt by the Partnership of gross proceeds of $800.0 million from the issuance and sale of 40,000,000 common units to the public at an assumed initial offering price of $20.00 per unit in this offering, the midpoint of the price range on the cover of this prospectus;

- the contribution by CEG (which will own all of Columbia OpCo's limited partner interests) of an approximate 8.6% limited partner interest in Columbia OpCo to us;

- in exchange for CEG's contribution, the issuance by the Partnership to CEG of 8,251,748 common units, all 48,251,748 subordinated units, and all of our incentive distribution rights;

- the use by the Partnership of $45.0 million of the proceeds from the offering to pay the underwriting discount, structuring fee and estimated offering expenses;

- the use by the Partnership of $755.0 million of proceeds from the offering to purchase from Columbia OpCo an additional approximate 6.0% limited partner interest in Columbia OpCo, resulting in the Partnership owning a 14.6% limited partner interest in Columbia OpCo;

- the use by Columbia OpCo of $500.0 million of the proceeds it receives from us to make a distribution to CEG as a reimbursement of preformation capital expenditures with respect to the assets contributed to Columbia OpCo and the remaining proceeds it receives from us to fund expansion capital expenditures;

	Columbia Pipeline Partners LP Predecessor Historical							Columbia Pipeline Partners LP Pro Forma	
	Year Ended December 31,					Nine Months Ended September 30,		Nine Months Ended September 30, 2014	Year Ended December 31, 2013
	2013	2012	2011	2010	2009	2014	2013		
	(in millions, except per unit and operating data)								
Limited partner interests in net income:									
Common units................								$ 26.2	$ 33.6
Subordinated units								$ 26.1	$ 33.5
Net income per limited partner unit (basic and diluted):									
Common units................								$ 0.54	$ 0.70
Subordinated units								$ 0.54	$ 0.70
Balance Sheet Data (at period end):									
Total assets......................	$7,261.8	$6,623.2	$6,142.6	$5,934.9	$5,767.2	$7,806.8	$6,997.5	$8,014.5	
Net property, plant and equipment...	4,303.4	3,741.5	3,398.7	3,224.2	3,110.7	4,790.1	4,143.5	4,770.4	
Long-term debt-affiliated, excluding amounts due within one year	819.8	754.7	294.7	453.4	453.6	1,370.9	754.7	511.6	
Total liabilities....................	3,361.9	2,883.7	2,430.6	2,244.5	2,047.8	3,701.4	3,167.2	1,320.8	
Total partners' net equity...........	3,899.9	3,739.5	3,712.0	3,690.4	3,719.4	4,105.4	3,830.3	6,693.7	
Statement of Cash Flow Data:									
Net cash from (used for):									
Operating activities	$ 454.0	$ 474.9	$ 435.3	$ 376.0	$ 495.4	$ 446.6	$ 316.5		
Investing activities	(797.4)	(455.5)	(307.2)	(297.3)	(182.5)	(618.6)	(527.6)		
Financing activities	343.1	(18.8)	(128.1)	(78.9)	(313.0)	172.1	210.6		
Other Data:									
Adjusted EBITDA	$ 542.7	$ 496.9	$ 491.5	$ 503.7	$ 491.2	$ 437.9	$ 392.2	$ 438.0	$ 541.6
Adjusted EBITDA attributable to non-controlling interest								$ (374.1)	$ (462.5)
Adjusted EBITDA attributable to Columbia Pipeline Partners LP ...								$ 63.9	$ 79.1
Maintenance capital expenditures ...	132.7	209.6	220.0	149.6	116.2	90.1	80.3		
Expansion capital expenditures	664.8	280.0	81.5	152.4	171.2	536.3	476.2		
Operating Data:[(1)]									
Contracted firm capacity (MMDth/d)	12.9	13.2	13.2	11.9	12.0	12.8	12.7		
Throughput (MMDth)	1,997.3	2,200.0	2,393.7	2,154.4	2,145.3	1,497.2	1,492.1		
Natural gas storage capacity (MMDth).................	287	283	282	283	283	287	287		

[(1)] Excludes equity investments.

Non-GAAP Financial Measures

Adjusted EBITDA

We define Adjusted EBITDA as net income before interest expense, income taxes, and depreciation and amortization, plus distributions of earnings received from equity investees, less income from unconsolidated affiliates and other, net.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of Adjusted EBITDA will provide useful information to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to Adjusted EBITDA are Net Income and Net Cash Flows from Operating Activities. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to GAAP net income or net cash flows from operating activities. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income and net cash flows from operating activities. You should not

HoldCo's revolving credit facility was executed on December 5, 2014 but will not become effective until the completion of the spin-off. Additionally, as a guarantor and restricted subsidiary, Columbia OpCo is subject to various customary covenants and restrictive provisions which, among other things, limit HoldCo's and its restricted subsidiaries' ability to incur additional indebtedness, guarantees and/or liens; consolidate, merge or transfer all or substantially all of their assets; make certain investments or restricted payments; modify certain material agreements; engage in certain types of transactions with affiliates; dispose of assets; and prepay certain indebtedness; each of which is subject to customary and usual exceptions and baskets, including an exception to the limitation on restricted payments for distributions of available cash, as permitted by their organizational documents. If Columbia OpCo fails to perform its obligations under these and other covenants, it could adversely affect Columbia OpCo's ability to finance future business opportunities and make cash distributions to us. HoldCo's revolving credit facility also contains customary events of default, including cross default provisions that apply to any other indebtedness HoldCo may have with an outstanding principal amount in excess of an amount to be agreed.

HoldCo's revolving credit facility also contains certain financial covenants that will require HoldCo to maintain (a) a consolidated total leverage ratio that does not exceed (i) 5.75 to 1.00 for the period of four consecutive fiscal quarters ("test period") ending December 31, 2015, (ii) 5.50 to 1.00 for any test period ending after December 31, 2015 and on or before December 31, 2017, and (iii) 5.00 to 1.00 for any test period ending after December 31, 2017, provided that after December 31, 2017 and during a Specified Acquisition Period (as defined in HoldCo's revolving credit facility), the leverage ratio shall not exceed 5.50 to 1.00 and (b) until HoldCo has received an investment grade rating, a Consolidated Interest Coverage Ratio (as defined in HoldCo's revolving credit facility) of no less than 3.00 to 1.00.

In addition, a breach by HoldCo of any of these covenants could result in a default in respect of the related debt. If a default occurred, the relevant lenders could elect to declare the debt, together with accrued interest and other fees, to be immediately due and payable and proceed against Columbia OpCo as a guarantor.

Contractual Obligations. The Predecessor has certain contractual obligations requiring payments at specified periods. The obligations include long-term debt-affiliated, lease obligations and service obligations for pipeline service agreements. The total contractual obligations in existence at December 31, 2013 and their maturities were:

	Total	2014	2015	2016	2017	2018	After
				(in millions)			
Long-term debt-affiliated	$ 819.8	$ —	$115.9	$110.4	$ —	$ —	$ 593.5
Interest payments on long-term debt	751.8	43.5	43.0	37.0	31.7	31.7	564.9
Pipeline transportation capacity agreements	199.5	37.6	36.0	31.0	21.4	17.9	55.6
Operating leases[1]	17.7	4.2	2.6	2.3	2.1	1.8	4.7
Total contractual obligations	$1,788.8	$85.3	$197.5	$180.7	$55.2	$51.4	$1,218.7

[1] Operating lease expense for 2013 was $13.4 million, which includes amounts for fleet leases and storage well leases that can be renewed beyond the initial lease term, but the anticipated payments associated with the renewals do not meet the definition of expected minimum lease payments and, therefore, are not included above.

The Predecessor's long-term financing requirements are satisfied through borrowings from NiSource Finance.

The Predecessor has third-party transportation agreements that provide for transportation and storage services. These agreements, which have expiration dates ranging from 2014 to 2024, require the Predecessor to pay fixed monthly charges and allow the Predecessor to use third-party transportation as operationally needed. Most of these costs are eligible to be collected through a FERC approved regulatory tracker from the Predecessor's shippers.

Our Relationship with Our Sponsor

One of our principal strengths is our relationship with CEG. CEG was originally formed as a Delaware corporation in 1926 and, since its acquisition by NiSource in 2000, has owned and operated substantially all of the natural gas transmission and storage assets of NiSource. CEG's Columbia Pipeline Group has achieved a brand name in the energy infrastructure industry and developed strong relationships with producers, marketers and other end-users of natural gas throughout the upstream and midstream industries. In addition, over the past five years, CEG has implemented internal expansion capital projects totaling over $1.3 billion, of which approximately $1.1 billion was invested over the 2010 to 2013 period. We intend to utilize the significant experience of CEG's management team to execute our growth strategy, including the construction, development and integration of additional energy infrastructure assets. NiSource is a publicly traded energy holding company whose subsidiaries provide natural gas, electricity and other products and services to approximately 3.8 million customers located within a corridor that runs from the Gulf Coast through the midwest to New England.

Following the completion of this offering, CEG will own our general partner, 8,251,748 of our common units, all of our subordinated units and our incentive distribution rights and 85.4% of the limited partner interests in Columbia OpCo. Given CEG's significant ownership interest in us following this offering, we believe CEG will be motivated to promote and support the successful execution of our business strategies, including the growth of our partnership; however, we can provide no assurances that we will benefit from our relationship with CEG. While our relationship with CEG and its subsidiaries is a significant strength, it is also a source of potential conflicts. Please read "Conflicts of Interest and Fiduciary Duties."

Columbia OpCo's Assets and Operations

Columbia OpCo's assets include interstate pipelines and one of the nation's largest underground natural gas storage systems, with approximately 300 MMDth of working gas capacity, as well as related gathering and processing assets. Columbia OpCo's network of interstate pipelines extends from New York to the Gulf of Mexico, serving customers in 15 northeastern, mid-Atlantic, midwestern and southern states and the District of Columbia.

The transportation and storage rates and services of Columbia OpCo's interstate natural gas pipeline and storage assets are subject to regulation by the FERC, which reviews and approves the tariff that establishes Columbia OpCo's rates, cost recovery mechanisms and terms and conditions of service. The rates established under Columbia OpCo's tariffs are a function of each jurisdictional company's costs of providing services to customers, including a reasonable rate of return on invested capital. The FERC has jurisdiction over, among other things, the construction and operation of facilities used in the transportation and storage of natural gas in interstate commerce, including the extension, enlargement, or abandonment of such facilities. The FERC also has jurisdiction over the rates, terms, and conditions for the transportation and storage of natural gas in interstate commerce. All of Columbia OpCo's interstate pipeline transportation rates and storage rates and terms of service are regulated by the FERC.

Additionally, Columbia OpCo manages mineral rights and owns and operates gathering pipelines, certain of which are regulated by the FERC, and processing facilities.

Columbia Gas Transmission

Columbia Gas Transmission owns and operates a FERC-regulated interstate natural gas transportation pipeline and storage system, which consists of approximately 11,200 miles of natural gas transmission pipeline and 89 compressor stations with 617,185 horsepower of installed capacity. Columbia Gas Transmission has a transportation capacity of approximately 10 MMDth/d, transports an average of approximately 3.7 MMDth/d, and has experienced peak day deliveries of approximately 7.9 MMDth/d. Columbia Gas Transmission serves hundreds of communities in Delaware, Kentucky, Maryland, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Virginia and West Virginia. Columbia Gas Transmission also owns and operates one of North America's largest underground natural gas storage systems, which includes 34 storage fields in four states with approximately 620 MMDth in total capacity, with approximately 290 MMDth of working gas capacity.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Historical Transactions

Prior to the offering, our predecessor was NiSource's Columbia Pipeline Group Operations segment whose operations were conducted by wholly owned subsidiaries of NiSource and operated as a component of the integrated operations of NiSource and its affiliates. Consequently, we have historically engaged in significant transactions and have had material relationships with NiSource and its affiliates on a continuous basis.

Ownership of General Partner and Limited Partner Interests

Following the completion of this offering, CEG will own 85.4% of the limited partner interests in Columbia OpCo. In addition, CEG will beneficially own approximately 17.1% of our common units, or 15.2% if the underwriters exercise their option to purchase additional common units in full, all of our subordinated units and all of our incentive distribution rights. In addition, following completion of this offering, CEG will own the entire equity interest in our general partner. As a result, CEG will continue to be able to control the election of the directors of our general partner, otherwise exercise control or significant influence over our partnership and management policies and generally determine the outcome of any partnership or Columbia OpCo transaction or other matter submitted to our unitholders for approval, including potential mergers or acquisitions, asset sales and other significant partnership transactions. So long as CEG owns a majority equity interest in our general partner, CEG will continue to be able to effectively control the outcome of such matters. So long as NiSource controls CEG, it will indirectly control us.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of us. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation Stage

The aggregate consideration received by CEG and its affiliates for the contribution of an interest in Columbia OpCo and our purchase of an interest in Columbia OpCo	8,251,748 common units; - all 48,251,748 subordinated units; - our incentive distribution rights; and - we will use the $755.0 million of net proceeds from this offering (after deducting the underwriting discount, the structuring fee of $4.0 million paid to Barclays Capital Inc. and Citigroup Global Markets Inc., and expenses of this offering) to purchase a 14.6% limited partner interest in Columbia OpCo, and Columbia OpCo will use $755.0 million of these net proceeds to make a distribution to CEG as a reimbursement of preformation capital expenditures with respect to the assets contributed to Columbia OpCo and the remaining proceeds it receives from us to fund expansion capital expenditures. The approximate 6.0% interest in Columbia OpCo purchased with

the proceeds from this offering, when combined with an approximate 8.6% interest in Columbia OpCo contributed to us in connection with the formation transactions, will result in our ownership of a 14.6% limited partner interest in Columbia OpCo following the closing of the offering.

To the extent the underwriters exercise their option to purchase additional common units, we will issue such units to the public and use the net proceeds to purchase an additional percentage limited partner interest in Columbia OpCo, and Columbia OpCo will use such cash to fund expansion capital expenditures. The amount of the additional interest in Columbia OpCo purchased will depend on the number of common units issued pursuant to the exercise of such option, and will be calculated at approximately 0.15% additional limited partner interest in Columbia OpCo purchased for each one million of additional common units purchased by the underwriters. If the underwriters exercise their option to purchase additional common units in full, we would purchase an additional 0.9% limited partner interest in Columbia OpCo and our total ownership interest in Columbia OpCo would be 15.5%.

Operational Stage

Distributions of cash available for distribution to our general partner and its affiliates . . . .

We will generally make cash distributions of 100% of our available cash to the common and subordinated unitholders, including affiliates of our general partner, as holders of an aggregate of 8,251,748 common units (17.1% of all units outstanding), and all of our subordinated units (50.0% of all units outstanding). In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, the incentive distribution rights held by CEG will entitle CEG to increasing percentages of the distributions, up to 50.0% of the distributions above the highest target distribution level.

Assuming we have sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $36.7 million on their common and subordinated units (or $36.7 million if the underwriters exercise in full their option to purchase additional common units).

Payments to our general partner and its affiliates . . . .

Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur and payments they make on our behalf.

Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The common unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any express covenant, duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

- enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

- enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, an affiliate of our general partner will own approximately 58.6% of our outstanding common and subordinated units (or 55.1% of the outstanding common and subordinated units if the underwriters exercise in full their option to purchase additional common units).

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read "—Dissolution."

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66⅔% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33⅓% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner's removal. At the closing of this offering, an affiliate of our general partner will own 17.1% of our outstanding common units, including all of our subordinated units (or 15.2% of the outstanding common units, including all of our subordinated units, if the underwriters exercise in full their option to purchase additional common units).

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

- all subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of the removal of the general partner, will immediately and automatically convert into common units on a one-for-one basis; and

- if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner and the incentive distribution rights of its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and the incentive distribution rights of its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and the incentive distribution rights of its affiliates will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, our sponsor will hold an aggregate of 8,251,748 common units and 48,251,748 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. For information regarding the conversion of subordinated units into common units prior to the end of the subordination period, please read "The Partnership Agreement—Withdrawal or Removal of Our General Partner." The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of the securities outstanding; or

- the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common units without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type at any time without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership Agreement—Issuance of Additional Interests."

Under our partnership agreement and the registration rights agreement that we expect to enter into, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement and the registration rights agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

The executive officers and directors of our general partner and our sponsor have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read "Underwriting" for a description of these lock-up provisions.

UNDERWRITING

Barclays Capital Inc. and Citigroup Global Markets Inc. are acting as joint book-running managers of this offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter's name.

Underwriter	Number of Units
Barclays Capital Inc.	
Citigroup Global Markets Inc.	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Goldman, Sachs & Co.	
J.P. Morgan Securities LLC	
Morgan Stanley & Co. LLC	
Wells Fargo Securities, LLC	
BNP Paribas Securities Corp.	
Credit Suisse Securities (USA) LLC	
RBC Capital Markets, LLC	
Fifth Third Securities, Inc.	
KeyBanc Capital Markets Inc.	
Mitsubishi UFJ Securities (USA), Inc.	
Mizuho Securities USA Inc.	
Scotia Capital (USA) Inc.	
The Huntington Investment Company	
Total	40,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the underwriters' over-allotment option described below) if they purchase any of the common units.

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $____ per common unit. After the common units are released for sale to the public, if all the common units are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more common units than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 6,000,000 additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter's initial purchase commitment. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering.

The following table shows the underwriting discount that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

Total Expenses	No Exercise	Full Exercise
Per common unit..........................	$	$
Total	$	$

We will pay Barclays Capital Inc. and Citigroup Global Markets Inc. an aggregate structuring fee equal to 0.5% of the gross proceeds of this offering for the evaluation, analysis and structuring of our partnership.

We estimate that the expenses of this offering, not including the underwriting discount and structuring fee, will be approximately $5.0 million, all of which will be paid by us.

In connection with this offering, the underwriters may purchase and sell common units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters' option to purchase additional common units, and stabilizing purchases.

- Short sales involve secondary market sales by the underwriters of a greater number of common units than they are required to purchase in this offering.

  - "Covered" short sales are sales of common units in an amount up to the number of common units represented by the underwriters' over-allotment option.

  - "Naked" short sales are sales of common units in an amount in excess of the number of common units represented by the underwriters' over-allotment option.

- Covering transactions involve purchases of common units either pursuant to the underwriters' over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

  - To close a naked short position, the underwriters must purchase common units in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in this offering.

  - To close a covered short position, the underwriters must purchase common units in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of common units to close the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the underwriters' over-allotment option.

- Stabilizing transactions involve bids to purchase common units so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Columbia Pipeline Partners LP
Unaudited Pro Forma Combined Financial Statements
for the Year Ended December 31, 2013 and the Nine Months Ended September 30, 2014

Columbia Pipeline Partners LP (the "Partnership") is a Delaware limited partnership that was formed on December 5, 2007 by NiSource Inc. ("NiSource") to own, operate and develop a portfolio of pipelines, storage and related assets. NiSource intends to offer common units representing limited partner interests in the Partnership to the public (the "offering").

At the completion of the offering, NiSource will indirectly own (i) a non-economic general partner interest in the Partnership through CPP GP LLC ("MLP GP"), an indirect wholly owned subsidiary of NiSource and the general partner of the Partnership, (ii) a 58.6% limited partner interest in the Partnership and (iii) all of the incentive distribution rights in the Partnership. The Partnership will own a 14.6% limited partner interest in CPG OpCo LP ("Columbia OpCo"), which is a Delaware limited partnership formed by Columbia Energy Group, a wholly owned subsidiary of NiSource, and CPG OpCo GP LLC, a wholly owned subsidiary of the Partnership ("OpCo GP"). NiSource will retain the remaining 85.4% limited partner interest in Columbia OpCo. OpCo GP will be Columbia OpCo's general partner and will control its assets and operations. As part of the offering, NiSource will contribute, or will cause the contribution of, to Columbia OpCo its interest in the following wholly-owned subsidiaries: Columbia Gas Transmission, LLC, Columbia Gulf Transmission, LLC, Columbia Midstream Group, LLC, Columbia Energy Ventures, LLC, and CNS Microwave, Inc. Equity method investments in Hardy Storage Company, LLC, Millennium Pipeline Company, L.L.C., and Pennant Midstream, LLC will also be contributed to Columbia OpCo.

Unless the context requires otherwise, for purposes of this pro forma presentation, all references to "we", "our", "us" and the "Partnership" refer to Columbia Pipeline Partners LP and its subsidiaries, including Columbia OpCo. Columbia OpCo's financial information will be consolidated with the Partnership because the Partnership, through ownership of Columbia OpCo's general partner, will control Columbia OpCo upon completion of the offering.

The unaudited pro forma financial statements of the Partnership are based on the historical financial statements of Columbia Pipeline Partners LP Predecessor (the "Predecessor"), which comprises all of NiSource's Columbia Pipeline Group Operations' reportable segment. The unaudited pro forma combined statements of operations for the year ended December 31, 2013 and for the nine months ended September 30, 2014 assume the offering and related transactions occurred on January 1, 2013. The unaudited pro forma combined balance sheet as of September 30, 2014 assumes the offering and related transactions occurred on September 30, 2014. The unaudited pro forma combined financial statements do not present the Partnership's actual results of operations had the offering and related transactions been completed at the dates indicated. In addition, they do not project the Partnership's results of operations for any future period. The unaudited pro forma combined financial statements reflect the following significant assumptions and transactions:

- the assumption by CEG, the Partnership's sponsor, of the liability for approximately $1.2 billion of intercompany debt owed to NiSource Finance Corp. ("NiSource Finance") by certain subsidiaries in the Columbia Pipeline Group Operations segment, and the novation by NiSource Finance of that $1.2 billion of intercompany debt from the subsidiaries to CEG;

- the contribution by CEG of substantially all of the subsidiaries in the Columbia Pipeline Group Operations segment to Columbia OpCo;

- the receipt by the Partnership of gross proceeds of $800.0 million from the issuance and sale of 40,000,000 common units to the public at an assumed initial offering price of $20.00 per unit in this offering, the midpoint of the price range on the cover of this prospectus;

- the contribution by CEG (which will own all of Columbia OpCo's limited partner interests) of an approximate 8.6% limited partner interest in Columbia OpCo to us;

- in exchange for CEG's contribution, the issuance by the Partnership to CEG of 8,251,748 common units, all 48,251,748 subordinated units, and all of our incentive distribution rights;

- the use by the Partnership of $45.0 million of the proceeds from the offering to pay the underwriting discount, structuring fee and estimated offering expenses;

- the use by the Partnership of $755.0 million of proceeds from the offering to purchase from Columbia OpCo an additional approximate 6.0% limited partner interest in Columbia OpCo, resulting in the Partnership owning a 14.6% limited partner interest in Columbia OpCo;

- the use by Columbia OpCo of $500 million of the proceeds it receives from us to make a distribution to CEG as a reimbursement of preformation capital expenditures with respect to the assets contributed to Columbia OpCo and the remaining proceeds it receives from us to fund expansion capital expenditures;

- the entry by the Partnership into a $500 million revolving credit facility, which is guaranteed by NiSource, HoldCo, CEG, OpCo GP and Columbia OpCo and under which no amounts will be drawn at the closing of this offering. Following HoldCo's receipt of a rating by Moody's and S&P, NiSource will be released from its guarantee of our credit facility;

- the entry by Columbia OpCo and its subsidiaries into an intercompany money pool agreement with NiSource Finance with $750 million of reserved borrowing capacity, under which no amounts will be drawn at the closing of this offering; and

- the entry by the Partnership and Columbia OpCo into an omnibus agreement and a service agreement with CEG and its affiliates.

The adjustments reflected in the unaudited pro forma combined financial statements are based on currently available information and certain estimates and assumptions. Therefore, actual results may differ from the pro forma adjustments. However, management believes that the estimates and assumptions used provide a reasonable basis for presenting the significant effects of the offering and the related transactions. Management also believes the pro forma adjustments give appropriate effect to the estimates and assumptions and are applied in conformity with accounting principles generally accepted in the United States of America. Refer to Note 2, "Pro Forma Adjustments and Assumptions," in the Notes to Unaudited Pro Forma Combined Financial Statements for additional information.

These accounting principles are consistent with those used in, and should be read together with, the Predecessor's historical combined financial statements and related notes, which are included elsewhere in this prospectus.

Columbia Pipeline Partners LP
Unaudited Pro Forma Combined Balance Sheet

	As of September 30, 2014				
	Predecessor Historical	Contributed/ Non-Contributed Asset Adjustments(a)	Predecessor Historical As Adjusted	Offering Related Adjustments	Pro Forma
			(in millions)		
ASSETS					
Current Assets					
Cash and cash equivalents	$ 0.4	$ (0.1)	$ 0.3	$ 800.0(c)	$ 255.3
				(500.0)(d)	
				(45.0)(e)	
Accounts receivable (less reserve of $0.4)	121.8	(0.1)	121.7	—	121.7
Accounts receivable—affiliated	109.3	(7.3)	102.0	—	102.0
Materials and supplies, at average cost	24.6	—	24.6	—	24.6
Exchange gas receivable	56.2	(0.1)	56.1	—	56.1
Regulatory assets	7.7	(0.1)	7.6	—	7.6
Deferred property taxes	14.6	—	14.6	—	14.6
Deferred income taxes	5.0	0.1	5.1	(5.1)(b)	—
Prepayments and other	18.2	(0.7)	17.5	(0.4)(b)	17.1
Total Current Assets	357.8	(8.3)	349.5	249.5	599.0
Investments					
Unconsolidated affiliates	434.9	—	434.9	—	434.9
Other investments	6.2	(0.6)	5.6	—	5.6
Total Investments	441.1	(0.6)	440.5	—	440.5
Property, Plant and Equipment					
Property, plant and equipment	7,747.1	(37.8)	7,709.3	—	7,709.3
Accumulated depreciation and amortization	(2,957.0)	18.1	(2,938.9)	—	(2,938.9)
Net Property, Plant and Equipment	4,790.1	(19.7)	4,770.4	—	4,770.4
Other Noncurrent Assets					
Regulatory assets	128.6	—	128.6	(20.2)(b)	108.4
Goodwill	1,975.5	—	1,975.5	—	1,975.5
Postretirement and postemployment benefits assets	105.0	5.3	110.3	—	110.3
Deferred charges and other	8.7	(0.1)	8.6	1.8(j)	10.4
Total Other Noncurrent Assets	2,217.8	5.2	2,223.0	(18.4)	2,204.6
Total Assets	$ 7,806.8	$(23.4)	$ 7,783.4	$ 231.1	$8,014.5

The accompanying Notes to Unaudited Pro Forma Combined Financial Statements are an integral part of these statements.

	As of September 30, 2014				
	Predecessor Historical	**Contributed/ Non-Contributed Asset Adjustments(a)**	**Predecessor Historical As Adjusted**	**Offering Related Adjustments**	**Pro Forma**
			(in millions)		
LIABILITIES AND PARTNERS' NET EQUITY					
Current Liabilities					
Short-term borrowings—affiliated............	$ 340.7	$ —	$ 340.7	$ (340.7)(f)	$ —
Accounts payable	58.3	(0.1)	58.2	—	58.2
Accounts payable—affiliated	43.4	5.5	48.9	(14.8)(f) 1.8(j)	35.9
Customer deposits.........................	11.1	(0.2)	10.9	—	10.9
Taxes accrued.............................	62.9	(0.2)	62.7	(2.6)(b)	60.1
Exchange gas payable......................	58.6	(1.5)	57.1	—	57.1
Deferred revenue..........................	3.3	0.3	3.6	—	3.6
Regulatory liabilities.......................	11.4	—	11.4	—	11.4
Legal and environmental	2.2	—	2.2	—	2.2
Accrued capital expenditures	74.6	—	74.6	—	74.6
Other accruals	63.9	(7.0)	56.9	—	56.9
Total Current Liabilities	730.4	(3.2)	727.2	(356.3)	370.9
Noncurrent Liabilities					
Long-term debt—affiliated	1,370.9	—	1,370.9	(859.3)(f)	511.6
Deferred income taxes	1,147.6	(6.6)	1,141.0	(1,139.8)(b)	1.2
Deferred revenue..........................	20.9	—	20.9	—	20.9
Accrued liability for postretirement and postemployment benefits.................	28.8	(2.8)	26.0	—	26.0
Regulatory liabilities.......................	289.0		289.0	(11.0)(b)	278.0
Asset retirement obligations	29.2	(0.4)	28.8	—	28.8
Other noncurrent liabilities	84.6	(1.0)	83.6	(0.2)(b)	83.4
Total Noncurrent Liabilities............	2,971.0	(10.8)	2,960.2	(2,010.3)	949.9
Total Liabilities................................	3,701.4	(14.0)	3,687.4	(2,366.6)	1,320.8
Partners' Net Equity					
Net parent investment......................	4,122.3	(9.3)	4,113.0	1,127.9(b) 1,214.8(f) (6,455.7)(h)	—
Accumulated other comprehensive loss	(16.9)	(0.1)	(17.0)	—	(17.0)
Common unitholders—public (40,000,000 units issued and outstanding)	—	—	—	800.0(c) (45.0)(e)	755.0
Common unitholders—sponsor (8,251,748 units issued and outstanding)	—	—	—	84.3(h)	84.3
Subordinated unitholders—sponsor (48,251,748 units issued and outstanding)	—	—	—	492.8(h)	492.8
General partner interest	—	—	—	(352.3)(k)	(352.3)
Non-controlling interest....................	—	—	—	5,878.6(i) (500.0)(d) 352.3(k)	5,730.9
Total Partners' Net Equity	4,105.4	(9.4)	4,096.0	2,597.7	6,693.7
Total Liabilities and Partners' Net Equity	$7,806.8	$(23.4)	$7,783.4	$ 231.1	$8,014.5

The accompanying Notes to Unaudited Pro Forma Combined Financial Statements are an integral part of these statements.

Columbia Pipeline Partners LP
Unaudited Pro Forma Combined Statement of Operations

	Year Ended December 31, 2013				
	Predecessor Historical	Contributed/ Non-Contributed Asset Adjustments(a)	Predecessor Historical As Adjusted	Offering Related Adjustments	Pro Forma
			(in millions)		
Operating Revenues					
Transportation revenues	$ 850.9	$ (2.5)	$ 848.4	$ —	$848.4
Transportation revenues—affiliated	94.3	(1.5)	92.8	—	92.8
Storage revenues	142.8	—	142.8	—	142.8
Storage revenues—affiliated	53.6	—	53.6	—	53.6
Other revenues	37.8	1.3	39.1	—	39.1
Total Operating Revenues	1,179.4	(2.7)	1,176.7	—	1,176.7
Operating Expenses					
Operation and maintenance	507.1	(25.7)	481.4	—	481.4
Operation and maintenance—affiliated	118.1	24.4	142.5	—	142.5
Depreciation and amortization	106.9	(0.8)	106.1	—	106.1
Gain on sale of assets	(18.6)	—	(18.6)	—	(18.6)
Property and other taxes	62.2	(0.3)	61.9	—	61.9
Total Operating Expenses	775.7	(2.4)	773.3	—	773.3
Equity Earnings in Unconsolidated Affiliates	35.9	(0.1)	35.8	—	35.8
Operating Income	439.6	(0.4)	439.2	—	439.2
Other Income (Deductions)					
Interest expense—affiliated	(37.9)	—	(37.9)	37.9(f) (1.8)(j)	(1.8)
Other, net	17.6	—	17.6	5.0(f)	22.6
Total Other Deductions, net	(20.3)	—	(20.3)	41.1	20.8
Income before Income Taxes	419.3	(0.4)	418.9	41.1	460.0
Income Taxes	152.4	(0.2)	152.2	(152.0)(b)	0.2
Net Income	266.9	(0.2)	266.7	193.1	459.8
Non-Controlling Interests	—	—	—	(392.7)(g)	(392.7)
Net Income Attributable to Columbia Pipeline Partners LP	$ 266.9	$ (0.2)	$ 266.7	$(199.6)	$ 67.1
Limited partner interests in net income:					
Common units					$ 33.6
Subordinated units					$ 33.5
Net income per limited partner unit (basic and diluted):					
Common units					$ 0.70
Subordinated units					$ 0.70
Weighted average number of limited partner units outstanding (basic and diluted):					
Common units					48.3
Subordinated units					48.3

The accompanying Notes to Unaudited Pro Forma Combined Financial Statements are an integral part of these statements.

Columbia Pipeline Partners LP
Unaudited Pro Forma Combined Statement of Operations

	Nine Months Ended September 30, 2014				
	Predecessor Historical	Contributed/ Non-Contributed Asset Adjustments(a)	Predecessor Historical As Adjusted	Offering Related Adjustments	Pro Forma
	(in millions)				
Operating Revenues					
Transportation revenues	$ 743.5	$ (1.4)	$ 742.1	$ —	$742.1
Transportation revenues—affiliated	66.3	(0.7)	65.6	—	65.6
Storage revenues	108.2	—	108.2	—	108.2
Storage revenues—affiliated	40.1	—	40.1	—	40.1
Other revenues	48.4	1.0	49.4	—	49.4
Total Operating Revenues	1,006.5	(1.1)	1,005.4	—	1,005.4
Operating Expenses					
Operation and maintenance	477.1	(22.5)	454.6	—	454.6
Operation and maintenance—affiliated	89.6	21.5	111.1	—	111.1
Depreciation and amortization.	87.7	(0.5)	87.2	—	87.2
Gain on sale of assets	(20.8)	—	(20.8)	—	(20.8)
Property and other taxes	50.3	(0.2)	50.1	—	50.1
Total Operating Expenses	683.9	(1.7)	682.2	—	682.2
Equity Earnings in Unconsolidated Affiliates	32.9	—	32.9	—	32.9
Operating Income	355.5	0.6	356.1	—	356.1
Other Income (Deductions)					
Interest expense—affiliated	(39.1)	—	(39.1)	34.8(f)	(5.7)
				(1.4)(j)	
Other, net.	8.0	—	8.0	—	8.0
Total Other Deductions, net	(31.1)	—	(31.1)	33.4	2.3
Income before Income Taxes	324.4	0.6	325.0	33.4	358.4
Income Taxes	119.7	0.3	120.0	(119.8)(b)	0.2
Net Income	204.7	0.3	205.0	153.2	358.2
Non-Controlling Interests.	—	—	—	(305.9)(g)	(305.9)
Net Income Attributable to Columbia Pipeline Partners LP	$ 204.7	$ 0.3	$ 205.0	$(152.7)	$ 52.3
Limited partner interests in net income:					
Common units					$ 26.2
Subordinated units					$ 26.1
Net income per limited partner unit (basic and diluted):					
Common units					$ 0.54
Subordinated units					$ 0.54
Weighted average number of limited partner units outstanding (basic and diluted):					
Common units					48.3
Subordinated units					48.3

The accompanying Notes to Unaudited Pro Forma Combined Financial Statements are an integral part of these statements.

Columbia Pipeline Partners LP
Notes to Unaudited Pro Forma Combined Financial Statements

1. Basis of Presentation

The historical financial information for the year ended December 31, 2013 is derived from and should be read in conjunction with the audited historical combined financial statements of the Predecessor appearing elsewhere in this prospectus, and the assumptions outlined in Note 2 below. The historical financial information for the nine months ended September 30, 2014 and balance sheet information at September 30, 2014 is derived from and should be read in conjunction with the unaudited historical financial statements of the Predecessor. In each case, the historical financial information reflects 100% of the Predecessor's operations. However, the Partnership will only own a 14.6% limited partner interest in Columbia OpCo.

The pro forma adjustments have been prepared as if certain transactions to be completed in conjunction with the offering had taken place on January 1, 2013 in the case of the pro forma statements of operations for the year ended December 31, 2013 and the nine months ended September 30, 2014, or on September 30, 2014 in the case of the pro forma balance sheet. These transactions and adjustments are described in Note 2 to these unaudited pro forma combined financial statements.

Also, upon completion of this offering, we anticipate incurring incremental general and administrative expense of approximately $5.0 million per year as a result of being a publicly traded limited partnership, including expenses associated with annual and quarterly reporting, tax return and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the New York Stock Exchange, independent auditor fees, legal fees, investor relations expenses, and registrar and transfer agent fees. The unaudited pro forma combined financial statements do not reflect these additional public company costs.

2. Pro Forma Adjustments and Assumptions

(a) Reflects the removal of amounts related to Crossroads Pipeline Company, Columbia Pipeline Group Services Company and Central Kentucky Transmission Company that were included in the Predecessor but are not being contributed to the Partnership, as well as the inclusion of CNS Microwave, Inc., which was not part of the Predecessor.

(b) Reflects the elimination of all historical current and deferred income taxes other than Tennessee state income taxes that will continue to be borne by the Partnership post-offering, as well as associated regulatory assets and liabilities.

(c) Reflects the assumed gross proceeds to the Partnership of $800.0 million from the issuance and sale of 40,000,000 common units at an assumed initial public offering price of $20.00 per unit.

(d) Reflects the distribution of $500.0 million to CEG as a reimbursement of preformation capital expenditures with respect to the assets contributed to Columbia OpCo.

(e) Reflects the payment of the underwriting discount of $36.0 million, a structuring fee of $4.0 million paid to Barclays Capital Inc. and Citigroup Global Markets Inc. and other offering expenses of $5.0 million for a total of $45.0 million, which will be offset against the public common units.

(f) Reflects the assumption of $340.7 million of short-term borrowings —affiliated and $859.3 million of long-term debt—affiliated for a total of $1.2 billion of debt by an affiliate of NiSource as of September 30, 2014, as well as assumption of associated accrued interest, interest expense and the reclassification of $5.0 million in AFUDC debt to AFUDC equity in Other, net for the year ended December 31, 2013.

(g) Income attributable to non-controlling interests of $305.9 million for the nine months ended September 30, 2014 and $392.7 million for year ended December 31, 2013, which represents CEG's 85.4% limited partner interest in Columbia OpCo's net income.

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
	(in millions)	
Pro forma predecessor net income	$358.2	$459.8
Non-controlling interest %	85.4%	85.4%
Pro forma non-controlling interest in net income	$305.9	$392.7

(h) The elimination of the Predecessor's capital accounts of $6,455.7 million reflecting CEG's contribution to the Partnership of an approximate 8.6% limited partner interest in Columbia OpCo.

(i) The elimination of the Predecessor's capital accounts of $6,455.7 million reflecting CEG's 91.4% limited partner interest in Columbia OpCo of $5,878.6 million.

(j) Reflects the payment of origination fees by an affiliate of NiSource of $1.8 million and $1.5 million in commitment fees which are to be incurred in connection with our new revolving credit facility. The origination fees are expected to be amortized over the life of the facility at a rate of approximately $0.3 million per year. The amortization of the origination fees is $0.2 million for the nine months ended September 30, 2014 and $0.3 million for the year ended December 31, 2013.

(k) Represents the purchase of an additional approximate 6.0% limited partner interest in Columbia OpCo, recorded at the historical carrying value of Columbia OpCo's net assets after giving effect to the $755.0 million equity contribution and the $500.0 million distribution to CEG.

3. Pro Forma Net Income per Unit

Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the provisions of the limited partnership agreement, to the common and subordinated unitholders by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, we assumed that (1) pro forma distributions were equal to pro forma earnings, (2) the number of units outstanding was 48,251,748 common and 48,251,748 subordinated, and (3) all units were assumed to have been outstanding since the beginning of the periods presented. During the year ended December 31, 2013 and nine months ended September 30, 2014, $0.70 per unit and $0.54 per unit, respectively, would have been distributed to all common and subordinated unitholders. Although the $0.70 and $0.54 reflect quarterly distributions in excess of the minimum quarterly distribution amount of $0.1625 per unit, they are below the first target distribution level of $0.186875 per unit. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the holder of the incentive distribution rights (the "IDR holder") is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the IDR holder than to the holders of common and subordinated units. The pro forma net income per unit calculations reflect the fact that no incentive distributions were made to the IDR holder.

Columbia Pipeline Partners LP Predecessor
Condensed Combined Balance Sheets (Unaudited)

	Supplemental Pro Forma September 30, 2014	September 30, 2014	December 31, 2013
		(in millions)	
ASSETS			
Current Assets			
Cash and cash equivalents	$ 0.4	$ 0.4	$ 0.3
Accounts receivable (less reserve of $0.4, $0.4 and $0.1, respectively)	121.8	121.8	128.0
Accounts receivable—affiliated	109.3	109.3	94.4
Materials and supplies, at average cost	24.6	24.6	24.8
Exchange gas receivable	56.2	56.2	49.2
Regulatory assets	7.7	7.7	12.3
Deferred property taxes	14.6	14.6	46.8
Deferred income taxes	5.0	5.0	9.7
Prepayments and other	18.2	18.2	12.6
Total Current Assets	357.8	357.8	378.1
Investments			
Unconsolidated affiliates	434.9	434.9	364.5
Other investments	6.2	6.2	12.3
Total Investments	441.1	441.1	376.8
Property, Plant and Equipment			
Property, plant and equipment	7,747.1	7,747.1	7,191.4
Accumulated depreciation and amortization	(2,957.0)	(2,957.0)	(2,888.0)
Net Property, Plant and Equipment	4,790.1	4,790.1	4,303.4
Other Noncurrent Assets			
Regulatory assets	128.6	128.6	130.3
Goodwill	1,975.5	1,975.5	1,975.5
Postretirement and post employment benefits assets	105.0	105.0	93.1
Deferred charges and other	8.7	8.7	4.6
Total Other Noncurrent Assets	2,217.8	2,217.8	2,203.5
Total Assets	$ 7,806.8	$ 7,806.8	$ 7,261.8
LIABILITIES AND PARENT NET EQUITY			
Current Liabilities			
Short-term borrowings—affiliated	$ 340.7	$ 340.7	$ 719.6
Accounts payable	58.3	58.3	71.9
Accounts payable—affiliated	43.4	43.4	41.3
Distribution payable to parent	500.0	—	—
Customer deposits	11.1	11.1	11.5
Taxes accrued	62.9	62.9	96.0
Exchange gas payable	58.6	58.6	48.1
Deferred revenue	3.3	3.3	14.9
Regulatory liabilities	11.4	11.4	0.8
Legal and environmental	2.2	2.2	8.4
Accrued capital expenditures	74.6	74.6	26.7
Other accruals	63.9	63.9	58.1
Total Current Liabilities	1,230.4	730.4	1,097.3

The accompanying Notes to Condensed Combined Financial Statements (unaudited) are an integral part of these statements.

	Supplemental Pro Forma September 30, 2014	September 30, 2014	December 31, 2013
		(in millions)	
Noncurrent Liabilities			
Long-term debt—affiliated	1,370.9	1,370.9	819.8
Deferred income taxes	1,147.6	1,147.6	1,077.0
Deferred revenue	20.9	20.9	17.1
Accrued liability for postretirement and postemployment benefits	28.8	28.8	32.7
Regulatory liabilities...................................	289.0	289.0	282.3
Asset retirement obligations............................	29.2	29.2	26.3
Other noncurrent liabilities............................	84.6	84.6	9.4
Total Noncurrent Liabilities	2,971.0	2,971.0	2,264.6
Total Liabilities...	4,201.4	3,701.4	3,361.9
Commitments and Contingencies (Refer to Note 12)			
Parent Net Equity			
Net parent investment	3,622.3	4,122.3	3,917.6
Accumulated other comprehensive loss..................	(16.9)	(16.9)	(17.7)
Total Parent Net Equity......................................	3,605.4	4,105.4	3,899.9
Total Liabilities and Parent Net Equity	$ 7,806.8	$ 7,806.8	$ 7,261.8

The accompanying Notes to Condensed Combined Financial Statements (unaudited) are an integral part of these statements.

Columbia Pipeline Partners LP Predecessor
Condensed Combined Statements of Operations (Unaudited)

	Nine Months Ended September 30,	
	2014	2013
	(in millions)	
Operating Revenues		
Transportation revenues	$ 743.5	$621.4
Transportation revenues—affiliated	66.3	65.3
Storage revenues	108.2	107.4
Storage revenues—affiliated	40.1	40.3
Other revenues	48.4	23.2
Total Operating Revenues	1,006.5	857.6
Operating Expenses		
Operation and maintenance	477.1	366.7
Operation and maintenance—affiliated	89.6	82.4
Depreciation and amortization	87.7	78.9
Gain on sale of assets	(20.8)	(11.3)
Property and other taxes	50.3	46.6
Total Operating Expenses	683.9	563.3
Equity Earnings in Unconsolidated Affiliates	32.9	25.6
Operating Income	355.5	319.9
Other Income (Deductions)		
Interest expense—affiliated	(39.1)	(27.6)
Other, net	8.0	15.3
Total Other Deductions, net	(31.1)	(12.3)
Income before Income Taxes	324.4	307.6
Income Taxes	119.7	112.4
Net Income	$ 204.7	$195.2
Unaudited pro forma basic earnings per common unit (Refer to Note 1C)	$ 0.49	
Unaudited pro forma diluted earnings per common unit (Refer to Note 1C)	$ 0.49	

The accompanying Notes to Condensed Combined Financial Statements (unaudited) are an integral part of these statements.

comprising the Predecessor; therefore the net investment in the Predecessor is shown as Parent Net Equity in lieu of owner's equity in the Condensed Combined Financial Statements (unaudited).

On September 26, 2014, the NiSource board of directors approved in principle the spin-off of NiSource's natural gas pipeline and related businesses (which comprises substantially all of Columbia Pipeline Partners LP Predecessor) through a distribution to NiSource stockholders of all of the outstanding common stock of Columbia Pipeline Group, Inc. The spin-off is expected to take place in the second half of 2015, subject to satisfaction of various conditions.

Subsequent events have been evaluated through November 10, 2014, the date these financial statements were available to be issued. Any material subsequent events that occurred during this time have been properly recognized or disclosed in the financial statements.

B. Natural Gas and Oil Properties. The Predecessor includes the subsidiary CEVCO, which owns the mineral rights to over 450,000 acres in the Marcellus and Utica shale areas. CEVCO leases or contributes the mineral rights to producers in return for royalty interest. Royalties from mineral interests are recognized on an accrual basis when earned and realizable. Royalty revenue was $34.1 million and $14.2 million for the nine months ended September 30, 2014 and 2013, respectively. As part of a contribution to Hilcorp, CEVCO participates as a working interest partner in the development by a partnership of a broader acreage dedication. The working interest allows CEVCO to invest in the drilling operations of the partnership in addition to a royalty interest in well production. CEVCO uses the successful efforts method of accounting for natural gas and oil producing activities for their portion of drilling activities. Capitalized well costs are depleted based on the units of production method.

CEVCO's portion of unproved property investment is periodically evaluated for impairment. The majority of these costs generally relate to CEVCO's portion of the working interest with Hilcorp. The costs are capitalized and evaluated (at least quarterly) as to recoverability, based on changes brought about by economic factors and potential shifts in business strategy employed by management. Impairment of individually significant unproved property is assessed on a property-by-property basis considering a combination of time, geologic and engineering factors.

The following table reflects the changes in capitalized exploratory well costs for the nine months ended September 30, 2014 and 2013:

	2014	2013
	(in millions)	
Beginning Balance	$ 1.9	$ 3.0
Additions pending the determination of proved reserves	11.2	4.0
Reclassifications of proved properties	(0.5)	(4.0)
Ending Balance	$12.6	$ 3.0

As of September 30, 2014, there was $0.3 million of capitalized exploratory well costs that have been capitalized for more than one year relating to two projects initiated in the first nine months of 2013.

C. Supplemental Pro Forma Information. Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of this offering, the Partnership intends to distribute approximately $500.0 million in cash to parent. This distribution will be paid with offering proceeds. The supplemental pro forma balance sheet as of September 30, 2014 gives pro forma effect to this assumed distribution as though it had been declared and was payable as of that date. The unaudited pro forma basic and diluted earnings per common unit for the nine months ended September 30, 2014 assumed 48,251,748 subordinated units and 70,636,748 common units were outstanding in the period. The number of common units we would have been required to issue to fund the $500.0 million distribution was 22,385,000. For the nine months ended September 30, 2014, pro forma basic and diluted net income per common unit would have been $0.49.

Columbia Pipeline Partners LP Predecessor
Combined Statements of Operations

	Year Ended December 31,		
	2013	2012	2011
	(in millions)		
Operating Revenues			
Transportation revenues	$ 850.9	$ 679.4	$ 678.6
Transportation revenues—affiliated	94.3	96.0	96.8
Storage revenues	142.8	144.3	144.1
Storage revenues—affiliated	53.6	52.4	52.0
Other revenues	37.8	28.3	34.1
Total Operating Revenues	1,179.4	1,000.4	1,005.6
Operating Expenses			
Operation and maintenance	507.1	374.2	377.9
Operation and maintenance—affiliated	118.1	105.6	98.3
Depreciation and amortization	106.9	99.3	130.0
(Gain)/loss on sale of assets	(18.6)	(0.6)	0.1
Property and other taxes	62.2	59.2	56.6
Total Operating Expenses	775.7	637.7	662.9
Equity Earnings in Unconsolidated Affiliates	35.9	32.2	14.6
Operating Income	439.6	394.9	357.3
Other Income (Deductions)			
Interest expense—affiliated	(37.9)	(29.5)	(29.8)
Other, net	17.6	1.5	1.2
Total Other Deductions, net	(20.3)	(28.0)	(28.6)
Income from Continuing Operations before Income Taxes	419.3	366.9	328.7
Income Taxes	152.4	136.9	125.6
Net Income	$ 266.9	$ 230.0	$ 203.1
Unaudited pro forma basic earnings per common unit (refer to Note 1Q)	$ 0.65		
Unaudited pro forma diluted earnings per common unit (refer to Note 1Q)	$ 0.65		

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

Q.   Supplemental Pro Forma Information (Unaudited). Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of this offering, the Partnership intends to distribute approximately $500.0 million in cash to parent. This distribution will be paid with offering proceeds. The unaudited pro forma basic and diluted earnings per common unit for the year ended December 31, 2013 assumed 48,251,748 subordinated units and 69,896,748 common units were outstanding in the period. The number of common units we would have been required to issue to fund the $500.0 million distribution was 21,645,000. For the year ended December 31, 2013, pro forma basic and diluted net income per common unit would have been $0.65.

2.   Recent Accounting Pronouncements

In April 2014, the FASB issued ASU 2014-08, *Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity*. ASU 2014-08 changes the criteria for reporting a discontinued operation. Under the new pronouncement, a disposal of a part of an organization that represents a strategic shift that has or will have a major impact on its operations and financial results is a discontinued operation. The Predecessor is required to adopt ASU 2014-08 prospectively for all disposals or components of its business classified as held for sale during fiscal periods beginning after December 15, 2014. The Predecessor is currently evaluating what impact, if any, adoption of ASU 2014-08 will have on its Combined Financial Statements and Notes to Combined Financial Statements.

In May 2014, the FASB issued Accounting Standards Update 2014-09, *Revenue from Contracts with Customers* (Topic 606). ASU 2014-09 outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Predecessor is required to adopt ASU 2014-09 for periods beginning after December 15, 2016, including interim periods, and the standard is to be applied retrospectively. Early adoption is not permitted. The Predecessor is currently evaluating the impact the adoption of ASU 2014-09 will have on our Combined Financial Statements and Notes to Combined Financial Statements.

3.   Transactions with Affiliates

In the normal course of business, the Predecessor engages in transactions with subsidiaries of NiSource. Transactions with affiliates are summarized in the tables below:

*Statement of Operations***.**

	Year ended December 31,		
	2013	2012	2011
	(in millions)		
Transportation revenues	$94.3	$96.0	$96.8
Storage revenues	53.6	52.4	52.0
Other revenues	0.3	0.3	0.2
Operation and maintenance expense	118.1	105.6	98.3
Interest expense	37.9	29.5	29.8
Interest income	0.5	0.5	0.5